SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 11, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial Statements

     FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

SABESP

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(São Paulo State Water and Sewage Services Company- SABESP)

Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENT

MANAGEMENT REPORT

BALANCE SHEETS

STATEMENTS OF INCOME

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CHANGES IN FINANCIAL POSITION

NOTES TO THE FINANCIAL STATEMENTS

AUDIT COMMITTEE OPINION

INDEPENDENT AUDITORS’ REPORT

Management Report - 2006

The Management of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, in compliance with the statutory and legal provisions, hereby submits to its shareholders the Management Report and Financial Statements for the fiscal year 2006, along with the opinions of the Independent Auditors and the Audit Committee.

More than acting in a market that represents, after all, the improvement of the life conditions of 26 million people, Sabesp has been demonstrating that the basic sanitation is a business that generates strong impacts concerning the social-environmental development, economic progress and financial results. The achieved advances caused the Company to become a benchmark in the industry, both at domestic and worldwide level.

To show the economic-financial results is much more than expressing such strength in figures. Is to place in values the importance of each of these actions.

Actions that show a model company in its actuation segment, recognized and awarded by the market and by the society with a performance that, in summary, means comfort, welfare and life quality.

About Sabesp’s Actuation

The approval of the regulatory framework, claimed for more than 20 years by the sanitation industry, and especially by Sabesp, that made significant efforts for such purpose during 2006, established national directives for the basic sanitation market. The enactment of Federal Law No. 11,445 on 01/05/2007, as a result of those efforts, allowed the Company to have solid legal-institutional bases for the renewal of its concessions.

The renewal of all agreements expired and to be expired is the first goal of Sabesp, which sees in the maintenance of its operated base the sustainability of its operational and technical expansion plan. Management deems that it must enlarge the scope of its actuation in the State of São Paulo, in view of the universalization of the water and sewage services in conditions of maximum effectiveness provided by the economy of scale. In such concern, the Company has been searching for more proximity with the municipalities through the valuation of participation mechanisms, such as the Meetings of Municipalities.

According to such view, the work of negotiation with the municipalities has been developed and, in the beginning of 2007, showed results, with the execution of the agreement that ensures the continuity of the provision of services in the city of Lins.

Also aiming at ensuring its sustainability, Sabesp establishes goals and programs in order to avoid the sanitation gaps, with emphasis in the service to the socially most vulnerable population in the State and in the environment preservation and recovery.

With the safety of the regulatory framework and the vision of enlargement of its businesses, Sabesp ensures conditions for the expansion of its actuation. An example thereof is the sewage treatment service provision agreements with the municipalities that, until then, only purchased water in the wholesale market. More than a simple “new business”, this work confirms the guidelines that cause Sabesp to be a socially and environmentally responsible Company.

About the recognition of Sabesp as a modern and efficient state-owned company

The year of 2006 was marked by the wide recognition by the market and the society concerning the results of the work performed by Sabesp.

In the year in which the National Association of the Finance, Administration and Accounting Executives - Anefac celebrated the 10th anniversary of the Transparency Award, Sabesp was - for the 9th consecutive time - among the finalists and was also proclaimed as the winner of the year, recognized by the clarity and accuracy of the information comprised in its financial statements.

Sabesp won the “Valor 1000 Award”, offered by the Valor Econômico newspaper, which considered the Company as the Best Company among the one thousand best companies of 27 different sectors of the Brazilian economy, in another recognition of its results.

It is also worth to be emphasized the National Award of Sanitation Quality - PNQS, granted by the Brazilian Association of Sanitary Engineering - ABES to the Sabesp Business Units, as a recognition of the sector that shows the excellence of the operations and of the results for the customer.

About the economic-financial performance

The economic-financial performance showed in 2006 growth in important indicators. The net revenue increased 11.6% . The operating result measured by the EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization) achieved R$ 2.4 billion, and the debt to EBITDA ratio was of 2.6x at the end of the year, reflecting a strong cash generation by the Company.

In the management of the capital market debt, the Company, in its proactivity line, issued “FIDC - SABESP I”, in the amount of R$ 250 million, which resources were used in the settlement of debts due in 2006 and for the advanced redemption of the full balance of the outstanding debentures of the first series of the 5th Issue, with maturity in March 2007, in the principal amount of R$ 104.5 million and interest of R$ 1.9 million.

The same proactivity line has been demonstrated in November, when debt bonds were issued in the international market, in the amount of US$ 140 million (Eurobonds 2016), with final maturity in November 2016 at the rate of 7.5% per year. Those resources have been used in the repurchase of 56.4% of the outstanding bonds issued in 2003 (Eurobonds 2008) in the amount of US$ 225 million, at the rate of 12% per year with final maturity in June 2008. This operation allowed not only to extend the debt profile, as well as to reduce its average cost.

1. THE COMPANY

Sabesp provides basic sanitation services to the people of 367 out of 645 cities of the State of São Paulo. In addition, it is responsible for the wholesale of treated water to six cities of the São Paulo Metropolitan Region (RMSP), not operated directly, as well as makes its sewage treatment system available to those cities.

In the operated cities, it has a water distribution and water mains network with about 61.5 thousand kilometers and about 39.1 thousand kilometers of sewage collector networks, trunk sewers and outfalls.

In 2006, Sabesp brought treated water to 156 thousand new homes, an addition population of 500 thousand people, keeping the universal supply, and added more 136 thousand homes, population of 437 thousand people, to its sewage collection network, serving 78% of the urban domiciles with sewage collection and treating more than 63% of the collected sewage.

2. OPERATING REVENUE

In the year 2006, the gross operating revenue reached R$ 6 billion, an increase of 11.7% compared to the year 2005. Such increase was a result of the growth of 3.2% in the water and sewage invoiced volume and of tariff rates adjustment.

The net operating revenue of R$ 5.5 billion was 11.6% higher than that of the prior year.

3. OPERATING INCOME

The income as measured by EBITDA (Earning before Interest, Tax, Depreciation and Amortization) increased from R$ 2.3 billion in 2005 to R$ 2.4 billion in 2006, a growth of 4.3% .

4. NET PROFIT

The final result of the period was a net profit of R$ 778.9 million.

5. DISTRIBUTION OF EARNINGS TO THE SHAREHOLDERS

During the fiscal year 2006, interest on the Company’s own capital were declared in the amount of R$ 270.8 million in substitution of the dividends, which proposal is being forwarded for ratification in the Annual Shareholders’ Meeting to be held on April 30, 2007.

The amount corresponds to 34.8% of the net profit, equivalent to approximately R$ 9.51 per one thousand shares.

6. PERFORMANCE AND INDEBTEDNESS EVOLUTION

The debt to EBITDA ratio showed a remarkable improvement, from 2.9x in the year 2005 to 2.6x in 2006, and the short-term debt to total debt ratio reflects the success of the indebtedness management policy adopted by the Management.

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Net operating revenue (R$ million)	1,910	2,411	2,902	3,101	3,236	3,356	3,435	3,767	4,131	4,397	4,953	5,527
Net profit (loss) (R$ million)	26	58	280	542	(235)	521	216	(651)	833	513	866	779
EBITDA (R$ million)	974	1,156	1,376	1,638	1,873	1,868	1,786	1,860	2,076	1,927	2,286	2,446
EBITDA margin- %	51.0	47.9	47.4	52.8	57.9	55.7	52.0	49.4	50.3	43.8	46.1	44.3
Payable debt/EBITDA - x	3.1	3.1	3.1	3.0	3.1	3.2	3.6	4.2	3.5	3.7	2.9	2.6
Short-term debt/total debt - %	5.5	15.5	17.6	17.5	14.3	6.4	8.5	16.9	13.7	21.2	11.4	13.5
Total liabilities/total assets -%	34.1	37.0	39.6	42.3	45.3	45.6	49.8	55.7	54.2	52.6	51.3	49.9

7. OPERATING DATA

In 2006, the total invoiced volume of water, including wholesale, showed an increase of 2.7% compared to that of 2005. Concerning the sewage service, the increase was of 4.0% .

The information related to liters, water and sewage volumes, quantity of employees, kilometers, water and sewage connection, served population, operating productivity, savings achieved and investments in improvement programs have not been audited.

Invoiced volumes of water and sewage in the retail segment by customer category (in millions of cubic meters)
Use category	Water			Sewage
	2005	2006	Var. %	2005	2006	Var. %
Residential	1,275.8	1,314.7	3.0	997.9	1,035.6	3.8
Commercial	145.3	148.0	1.9	131.9	135.3	2.6
Industrial	33.4	34.4	3.0	32.0	32.3	0.9
Public	45.7	46.7	2.2	36.4	37.4	2.7
Total retail	1,500.2	1,543.8	2.9	1,198.2	1,240.6	3.5
Municipal authorities	258.7	263.4	1.8	-	5.3 (¹)	-
Lump sum	1,758.9	1,807.2	2.7	1,198.2	1,245.9	4.0

(¹)	Metropolitan Sewage Treatment Business Unit

Invoiced volume of water and sewage in the retail segment by region (in millions of cubic meters)
Region	Water			Sewage
	2005	2006	Var. %	2005	2006	Var. %
RMSP	997.8	1,030.8	3.3	811.7	843.4	3.9
Regional systems*	502.4	513.0	2.1	386.5	397.2	2.8
Total retail	1,500.2	1,543.8	2.9	1,198.2	1,240.6	3.4
Municipal authorities	258.7	263.4	1.8	-	5.3 (¹)	-
Lump sum	1,758.9	1,807.2	2.7	1,198.2	1,245.9	4.0

(*)	Composed by the coastal and Interior regions
(¹)	Metropolitan Sewage Treatment Business Unit

The Company continues expanding its services, which can be observed in the chart below, through the evolution in the number of water and sewage connections and served population.

Operational indicators		1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	06/05%
Water connections[1]		4,111	4,324	4,601	4,946	5,242	5,535	5,717	5,898	6,044	6,358	6,489	6,609	1.8
Sewage connections[1]		2,870	3,019	3,277	3,559	3,763	3,976	4,128	4,304	4,462	4,747	4,878	5,002	2.5
Served population [2]	Water	17.4	17.6	18.5	19.1	19.4	20.6	20.9	21.2	21.3	22.3	22.6	22.7	0.6
	Sewage	12.9	13.1	14.0	14.8	15.1	15.9	16.2	16.8	17.2	18.0	18.3	18.5	1.1
Invoiced volume[3]	Water in the wholesale	315	357	368	388	393	318	322	339	346	251	259	263	1.5
	Water in retail	1,323	1,348	1,409	1,429	1,396	1,413	1,376	1,431	1,419	1,441	1,500	1,544	2.9
	Sewage	975	993	1,036	1,066	1,058	1,070	1,054	1,105	1,110	1,141	1,198	1,246	4.0
Number of employees[4]		18,861	18,467	19,129	19,340	18,324	18,048	18,159	18,505	18,546	17,735	17,448	16,978	(2.7)
Operational productivity [5]		370	398	412	440	491	527	542	551	566	626	651	684	5.1

Notes:
(1)	In thousands of units at the end of the period.
(2)	In million inhabitants at the end of the period (excluding wholesale supply, which represents more than 3.2 million inhabitants).
(3)	In million cubic meters.
(4)	Number of employees on December 31 of each year.
(5)	Number of water and sewage connections per employee.

8. LOANS AND FINANCING

In order to make feasible its Multi-annual Investment Plan, Sabesp held in 2006 negotiations with several financial agents, among which we can emphasize:

Financing

Japan Bank For International Cooperation - JBIC
Program for Environmental Recovery of the Baixada Santista Metropolitan Region

In August 2004, Sabesp executed the financing agreement with JBIC, with Guarantee of the Federal Government, in the amount of 21,320 million Japanese yens, intended to the Environmental Recovery Program of the Baixada Santista Metropolitan Region, an investment of about R$ 1.1 billion. The total financing term is of 25 years, of which 18 years are for repayment and 7 years of grace period. It incurs semi-annual interest, which is of 2.5% per year for the sewage network and 1.8% per year for the sewage treatment facilities. The works of the Program are in bidding and contracting phase.

Service Time Guaranteed Fund - FGTS

In 2006, Sabesp executed ten new financing agreements of water and sewage works with FGTS resources, the Financial Agent of which is Caixa Econômica Federal, with interest of 8.0% plus the TR rate per year for water and 6.5% plus TR per year for sewage, with maximum grace period of 36 months and repayment term of 180 months. R$ 55 million of financed resources were contracted for an investment of R$ 62 million, with R$ 7 million of investments with the Company’s own funds. Sabesp is in initial phase of execution of financing agreements for several sanitary sewage works, water supply institutional development enterprises, in the approximate amount of R$ 430 million, including R$ 130 million of the JBIC consideration, the financial agent of which is the National Bank of Economic and Social Development - BNDES. In addition, Sabesp was qualified and selected by the Ministry of Cities for taking FGTS resources for the financing of four enterprises in the modality of “lease of assets”, with resources in the total amount of about R$ 290 million.

State Hydric Resources Fund - FEHIDRO
In 2006, resources have been contracted with FEHIDRO for nineteen enterprises, with total investments of R$ 8.8 million, being the financed amount of R$ 2.5 million.

Tietê River Clean-up Project - Stage II
The financing of the Tietê Project - Stage II continues in progress with resources from the Interamerican Development Bank - IDB and BNDES, in the total amount of US$ 400 million, being 25% of the BNDES and 50% of the IDB.

Loans

In 2006, Sabesp took the following actions for the refinancing of its obligations to the capital market:

FIDC - Credit Rights Investment Fund

In March 2006, the Company issued the FIDC - SABESP I, comprised of 500 senior quotas, with unit issuance value of R$ 500,000 each, in the total amount of R$ 250 million. The senior quotas are being repaid in 54 monthly installments since October 2006. The profitability parameter for the senior quotas corresponds to 100% of the DI Rate variation, added of a prefixed interest coupon of 0.70% .

The Fund is managed by Caixa Econômica Federal and its custodian and bookkeeping agent is Banco do Brasil.

The resources obtained have been used in the settlement of debts during the fiscal year 2006, as well as in the advanced redemption of the whole balance of the outstanding debentures of the first series of the 5th Issue, with original maturity in March 2007, in the amount of R$ 104.5 million of principal and R$ 1.9 million of interest.

Eurobonds 2016

In November 2006, continuing the proactive indebtedness management policy, the Company issued debt bonds in the international market, in the amount of US$ 140 million (Eurobonds 2016), with final maturity in November 2016 and semi-annual interest at the rate of 7.5% per year.

The resources taken have been used in the repurchase (“Tender Offer”) of 56.4% of the outstanding notes issued in 2003 (Eurobonds 2008), in the amount of US$ 225 million, at the rate of 12% per year, with final maturity in June 2008. The current balance of the Eurobond 2008 is of US$ 98 million.

Transfer of Funds

Union’s General Budget - OGU
Metropolitan Regions Environmental Sanitation Program

Sabesp is in negotiation with the National Foundation of Health - FUNASA for the transfer of resources from the Union’s General Budget in the scope of the Metropolitan Regions Environmental Sanitation Program. The amount of requested resources is of R$ 21 million.

Collection for the use of water
In 2006, Sabesp executed three transfer agreements in the scope of the Water Resources Recovery and Conservation Program of the Piracicaba, Capivari and Jundiaí Rivers Hydrographic Basins. The investment value is of R$ 6.6 million, with transfer of R$ 4.1 million.

9. INVESTMENTS

During 2006, R$ 904.9 million have been invested in the cities where the Company operates. The table below shows the investments in water and sewage made in the São Paulo Metropolitan Region and in the Regional Systems.

Investment by region - (in millions of R$)
Region	Water	Sewage	Total
RMSP	295.6	278.1	573.7
Regional systems	116.1	215.1	331.2
Total	411.7	493.2	904.9

The new water and sewage connections and the served populations are shown below:

Water and sewage connections made and served population
		RMSP	Regional Systems	Total
Water	No. of new connections¹	94	62	156
	Served population²	300	200	500
Sewage	No. of new connections¹	79	57	136
	Served population²	250	187	437

(¹)	in thousands of units
(²)	in thousands of inhabitants

Remarks:	1999 - does not include the assumption of the City of Osasco (R$ 231 million)
2003 - doest not include the transfer of the sanitation services of the City of São Bernardo do Campo (R$ 415 million)

SÃO PAULO METROPOLITAN REGION - RMSP

In 2006, the investments in the RMSP totalled R$ 573.7 million, distributed among several programs focused on the water production and distribution, sewage collection and treatment, for a population of 15.4 million people served directly with water services and 12.6 million served with sewage collection.

• Water
For the expansion of the water supply systems, about 94 thousand connections were made, including new connections, re-connections and rearrangements in the RMSP, serving an additional population of 300 thousand people.

In 2006, the rainfall was favorable, allowing the normal operation of the producing systems and a recovery, even though partial, of the Cantareira System reservoirs.

The purpose of the Metropolitan Water Program is to regularize the water supply in the RMSP by means of enterprises that allow the increased availability of water in the fountains, the increased treatment capacity and the improvement in the water adduction and distribution system.

In 2006, R$ 53 million have been invested in the Program, the following enterprises being worth to be mentioned:

  Implementation of water mains in Granja Viana and replacement of water mains in Cotia, eliminating the risks of bursting and increasing its flow rate capacity in 50%, improving the water supply in the western zone of the City of São Paulo. In addition, the Alto da Boa Vista water main - Southern-Shangrilá Pumping Center has been implemented, with increases in the flow rate of treated water and consequent reduction of the shortage risks in districts of the southern zone of the City of São Paulo; and
  Conclusion of the filling-up of the new Paraitinga and Biritiba reservoirs, which started contributing for the production in the Taiaçupeba Water Treatment Station, increasing by 2 m³/s the Upper Tietê System regularization capacity.

• Sewage
For the expansion of the sewage collection systems, about 79 thousand new connections were made in the RMSP, serving an additional population of 250 thousand people.

Tietê River Clean-up Project - Stage II
Until December 2006, R$ 885 million have been invested in this project, which represents the implementation of 136 km of interceptors and collectors, 1,108 km of collector networks and 126 thousand home connections, serving about 390 thousand people, in addition to the conclusion of the operational improvement action and special studies inherent to the program. The investments in this project shall continue in the year 2007.

Still in the scope of this project, in December 2006 it was started the pumping operation of the mud originating from the production process of the Rio Grande Water Treatment Station, for proper treatment and disposal in the ABC Sewage Treatment Station. In addition to the Tietê Project, other actions contributed for the environment recovery, with emphasis to the clean-up of streams of the City of São Paulo, such as Invernada - Campo Belo, Parque do Cordeiro - Chácara Monte Alegre, Tanquinho - Cidade Dutra, in addition to the Ressaca stream, in Embu, and Santa Tereza stream, in the City of Rio Grande da Serra, as well as partnership with the organized society (NGOs, education institutions and municipalities) which resulted in the plantation of about 30 thousand new trees produced in the Sabesp nurseries.

• Operational Development
In 2006, it has been implemented the New Supply Operational Control System - SCOA, for supervision and remote controlling of the 180 water pumping stations that compose the Integrated Metropolitan System, increasing the operation reliability.

In the City of Itapevi, in 2006 it was started a pioneer work for the reduction of losses in the water supply system, through Risk Agreement. This work is being financed with IDB resources, in the scope of the Tietê Project.

In 2006 there was a strengthening of the actions for reduction and control of the apparent losses in the RMSP, emphasizing the higher efficiency in the exchange of water meters and increase of the actions of fighting against irregular connections. This effort resulted in an increase of the micro-measurement and, accordingly, of the revenues. Also as effective actions to control the real losses in the RMSP, we may emphasize the implementation of 71 new pressure reducer valves, making of leak survey in 25 thousand kilometers of network and exchange of 490 thousand water meters, reducing the index of losses from 623 liters per connection per day to 614 liters per connection per day, which means a reduction of 9 liters per connection per day.

• Paraisópolis Complex Reurbanization Project
Developed with the purpose of transforming the life of thousands of people, the Paraisópolis Community Complex Reurbanization Project continued promoting enhancements in the region in 2006. Together with the Municipality of São Paulo, the New Paraisópolis project provides benefits such as canalization of streams and the creation of leisure areas, in addition to the complementation of the whole water and sewage infrastructure. Concerning the Sabesp actuation, until today about 4.6 km of water distribution networks and 1.5 km of sewage collector networks have been established, improving the sanitary conditions of this population.

• Execution of agreements for sewage treatment with municipalities
In 2006, four wholesale sewage treatment services provision agreements have been executed with the municipalities of Mogi das Cruzes, Santo André, São Caetano and Mauá. The negotiation with the Municipality of Santo André had the intervention of the Public Prosecution Service and, in the other municipalities, it was a result of the Sabesp actuation concerning the environment and the awareness of the municipal public authorities for the environmental issues. With these agreements, Sabesp started treating about 2.2 million cubic meters of sewage per month from these cities, an example of social-environmental responsibility with direct and immediate benefits to the society and to the environment. Only in the year 2006, the revenues from these agreements are of about R$ 1.9 million.

REGIONAL SYSTEMS
Sabesp actuates in 329 cities of the Interior and coastal areas of the State of São Paulo. During the year 2006, the Regional Systems Department invested a total amount of R$ 331.2 million. Among the achievements, we may emphasize the following:

• Water - increase and improvements in the several water suply systems with 62 thousand new connections in several cities, serving an additional population of 200 thousand people.

• Sewage - implementation, enlargement and improvements in the sanitary sewage systems with approximately 57 thousand new connections, serving an additional population of 187 thousand people.

Japan Bank For International Cooperation - JBIC
Program for Environmental Recovery of the Baixada Santista Metropolitan Region
The program objective is the implementation of sanitary sewage system that will provide benefits to all cities of the Baixada Santista Metropolitan Region, with an approximate population of 3 million people. This program will increase to 95% the sewage collection service ratio and to 100% the treatment of the collected sewage.

As principal expected benefits, we have the reduction in the number of hospital internments because of water spreading diseases, reduction in the general mortality indexes, especially the child mortality index, clean-up of rivers and canals, recovery of the bathing condition of the beaches, increase of tourism, increase of revenue and generation of jobs.

On March 05, 2007, the agreements of the first work lots of this program were executed.

Operational Development
The main actions of planning and following up of the operational actions developed by the Regional Systems Department were the implementation of the Failure Registration System - SRF, which allows monitoring and diagnosing the leakage causes in the water connections and the implementation of the Sanitation Geographic Information System - SIGNOS, in five cities of the Regional Systems Department.

Focusing the control and reduction of the losses, a strategy was adopted that affects all factors that have influence in the composition of the real losses, with emphasis on macrometers gauging program through the acquisition of equipments and softwares, training in non-visible leakage survey, purchase of geophones and listening bars, development and control of materials quality, improvement of the connection standard and improvement of the pressure conditions in the networks through the operation of a park of pressure-reducing valves.

In 2006, the predictive maintenance program has been implemented, which resulted in a significant increase of the useful life of equipments, such as motor-pump sets, and higher effectiveness in maintenance preventive and corrective actions. Specifically in the municipalities of Franca and São José dos Campos, it has been implemented the Total Productive Maintenance Program, the main goal of which being the increase of the Equipments Global Efficiency. Among other actions, it can be emphasized the automation program in water and sewage treatment stations, supervision and control in water and sewage pumping stations, reservoirs, shafts and remote measurement of water meters.

The following activities were taken for the environmental and quality control:

  Implementation of the Quality System according to NBR/IEC 17025 in seven laboratories, aiming at later accreditation with INMETRO;
  Implementation of the Inter-laboratory Program for Water Treatment Stations, aiming at the continuous improvement of the treatment processes and higher reliability in the generated data; and

  Conclusion of the bio-solid production project for disposal in agriculture of the Bichoró Sewage Treatment Station of the Baixada Santista.

Support to the Non-operated Cities
The Regional Systems Department, through its Advisory to the Non-operated Cities, acted in the year 2006 in 50 SANEBASE Agreements, of which 32 have been executed in 2006. In addition, in that same year it evaluated 93 requests of resources forwarded by the Municipalities and by the Legislative Assembly of the State of São Paulo.

SANEBASE is a program of the São Paulo State Government that provides resources for basic sanitation works, preferably to small-sized cities not operated by Sabesp.

10. CORPORATE MANAGEMENT

Respect for the Customer
SABESP’s Ombudsman, always with the purpose of ensuring a highly satisfactory an reliable service to the customer-citizen, acted in an innovative manner in the relationship with the other areas of the Company, invested in quality management and in the search for excellence, and improved its information and control instruments. In 2006, the Ombudsman received more than 17 thousand manifestations, of which 97% were settled and closed without being required to appeal to PROCON (The Consumer Protection Entity). From the non-closed manifestations (3%), 96% were settled without a lawsuit filed in Court.

Corporate Management - Implementation of the Balanced Scorecard - BSC
Continuing the implementation of new corporate management tool, during 2006 there was the breakdown of the Balanced Scorecard in the Metropolitan and Regional Systems Departments, with the holding of seminars of alignment with all of the Company’s business units and involvement of about two thousand collaborators in the process. Also in 2006, Sabesp showed its experience in the BSC implementation in two seminars: “Challenges of the Strategic Management Implementation and Enhancement” and “2006 - Balanced Scorecard Latin American SUMMIT”.

Quality Management Excellence Program
In 2006, Sabesp implemented the Quality Management Excellence Program, the main purpose of which is to integrate the quality movements, strengthening the impacts on the overall results of the Company. This Program is compliant with the Strategic Directives and Objectives defined from the 2004-2008 Strategic Planning and is based on the adoption and convergence of the excellence fundamentals of the National Quality Foundation - FNQ and on the international certification standards. As the recognition of this work, the Eastern and Southern Business Units received the National Award of Quality in Sanitation - PNQS - Level II GOLD.

Also at corporate level, Sabesp achieved the Integrated Certification based on standards ISO 9001:2000 (quality) and OSHAS 18001:1999 (occupational safety and health).

This result was possible only from the participation, dedication and effort of all employees, contributing to Sabesp achieve quality standards compatible with its size and importance to the society.

Aiming at the recognition of the technical competence of its sanitary control laboratories, the Regional Systems Department has been developing continuous improvements in the Management System concerning the activities focused on the quality of its products and services. The objective is to increase its reliability before the Health Surveillance Department, the Public Prosecution Service and its customers. In such concern, the following actions were taken:

  Implementation, from 2003, of the requirements of Standard ISO 9001:2000 in all laboratories. The performance of the laboratories is checked by means of Inter-laboratory Program, which consists in comparing results of inter-laboratory analyses, inside and outside Sabesp; and
  Accreditation according to Standard 17025 in three laboratories. The accreditation of more seven laboratories is scheduled to occur still in 2007.

Electric power rationalization and cost reduction
During 2006, the Energy Efficiency Program continued through agreements with the electric power concessionaires Bandeirante and Elektro, in the accumulated amount of approximately R$ 11 million, invested by the concessionaires until 2005, the investment remuneration being made by Sabesp through a percentage on the savings achieved from the reduction in the electric power bill. This program allowed savings of R$ 4.9 million in the electric power bills in 2006.

In the Metropolitan Department, the first Performance Agreement has been executed aiming at the reduction in the electric power consumption, focusing the improvement in the energy efficiency in the ABC and Parque Novo Mundo Sewage Treatment Stations. After two months from the implementation, a reduction of 300 kW was achieved in the ABC Sewage Treatment Station, with recontracting of demand and 724,320 kwh/month of electric power consumption and, in the Parque Novo Mundo Sewage Treatment Station a decrease of 50 kW was achieved with demand recontracting and 488,800 kwh/month of electric power consumption. With such agreement, electric power savings of about R$ 1.7 million/year are expected, keeping the operational efficiency parameters in compliance with the laws in force.

Rationalization of the expenses with chemicals
The incorporation of quality tools in the water treatment process in the RMSP, especially the Statistic Control of the Process - CEP and the strengthening of adjustments in the operation brought significant evolution of the performance of the Water Treatment Stations. Despite the increasing production of treated water in the RMSP, from 64.8 m³/s (annual average in 2005) to 66.3 m³/s in 2006, the specific consumption of chemicals decreased from 63.4 kg/1000 m³ in 2005 to 60.6 kg/1000 m³ in 2006, providing savings of resources in the process.

Information technology
In 2006, several actions have been taken in the information technology area and focused to the renewal of the park of equipment and software for automation of offices and projects, among which we may emphasize:

  Introduction of digital certification in the Electronic Auction, ensuring the reliability in the identity of the Auction participants;
  Development of the SACE System - Multiplatform, updating technologically the billing process concurrently with the water meter reading;
  Development of systems for support to the management of the negotiations for renewal of the concession agreements with the municipalities; and
  Development of the INFOGES System - Integrated Information for the Sabesp Corporate Management contemplating signals, panels, graphics and reports intended to the corporate management, at the strategic, tactic and operational levels.

11. RESEARCH AND DEVELOPMENT

Pilot Project of Individual Measurement
A pilot project of individual measurement of water consumption has been developed and implemented in the condominium complexes of the CDHU type (São Paulo/Eastern Zone and Santos). The project, implemented at the end of the year 2005, consisted in the installation of a water meter in each habitation unit, allowing, during 2006, the measurement of the consumption and issuance of individual bills. The main achieved advantages are related to the awareness in the use of water, significant reduction of the default indexes and minimization of irregularities in the connections.

Water Measurement Management System - SGH
System that allows the optimization of management of the park of water meters, with significant results in the macromeasurement of the water volumes supplied to the population.

Field Services Management System - SIGES
Operational tests have been structured and carried out for application of mobile equipment for programming of the routes of the water and sewage network maintenance teams, besides the control of performance and updating of the field data in the SIGES corporate system, which is integrated to SIGNOS - Sanitation Geographic Information System.

Virtual Agency
The use of the Virtual Agency as a channel to request services to Sabesp has been increasing significantly the available services. In the last semester of 2006, its use presented a growth of about 45%, reaching more than 1 million requests in the year.

This activity complies with Resolution CC9 of the State Government, which established rules and directives for the State Public Management sites.

12. AWARDS

The awards won by Sabesp reflect the recognition for the efficiency and quality of the services provided. The main awards won by the Company in 2006 were:

- “Empresa de Valor 2006 - Prêmio Valor 1000” (Valuable Company 2006 - Value 1000 Award) - Sabesp has been elected as the best among the 1,000 largest companies of Brazil. This award is granted by the “Valor Econômico” newspaper.
- “Troféu Transparência Anefac 2006” (Anefac Transparency Trophy 2006) - Sabesp was the winner of the transparency trophy of 2006 for the clarity and accuracy of the information contained in the financial statements and was celebrated as the Company that was included for most of the times among the finalists of the award - nine consecutive years.
- Social Responsibility Marketing Best - winner Company in 2006 with the case “The paths of a socially responsible Company”
- E-learning Brazil Award 2006 -Star Category/National Reference in the Distance Learning Segment - granted by the good results of the Sabesp Corporate University.
- Mário Covas Award - finalist with the case “Sabesp Corporate University: the challenges of the Corporate Education”. The Metropolitan Sewage Treatment Business Unit received the mention of Honor in the Mário Covas Award 2006 in the category of Human Resources Management.
- National Award of Sanitation Quality - PNQS - Level II Gold, granted to the Eastern and Southern Business Units; and to the West Business Unit, in the IGS - Innovation in the Sanitation Management category, for the case “Management of the Loss Reduction Program by using Scorpion - Operations Control System, On-line Problems Settlement”;
- Excellence Award - Water and Wastewater - GITA, for the development of the SIGNOS - Sanitation Geographic Information System in the São Paulo Metropolitan Region, integrated to the CSI (Commercial), SIGAO (operational), NETCONTROL (Water quality), SGM (Maintenance) and SIM (Macromeasurement) systems. Sabesp was the only winner outside the United States-Canada axis in the whole history of the award.
- Info Corporate of Transparent Management - Sabesp won the award “The Best IT Cases”, granted by the Info Corporate magazine, for the case “Control and Results Assessment - ACR”.

13. CAPITAL MARKET AND INVESTORS’ RELATIONS

Sabesp’s shares ended the year 2006 quoted at R$ 293.00 for one thousand shares (R$ 157.00 in the year 2005). The American Depositary Receipts ended 2006 quoted at US$ 33.86 (US$ 16.87 in the year 2005). Along 2006, 12.9 billion Sabesp shares have been traded in Bovespa (São Paulo Stock Exchange), representing a daily average volume of R$ 11.2 million. Approximately 97 thousand deals were made and Sabesp’s shares were present in 100% of the floor sessions. In the New York Stock Exchange - NYSE, 80.6 million ADRs were traded, equivalent to 20.1 billion Sabesp’s shares, representing a daily average volume of US$ 7.8 million.

During 2006, Sabesp attended several domestic and international events, with emphasis to the Sabesp Day held in the month of October, an event promoted together with NYSE.

14. CORPORATE GOVERNANCE

Sabesp was the first state-owned company to adhere to the New Market segment of the Bovespa (São Paulo Stock Exchange), already in April 2002. Since that time, the best practices of Corporate Governance became part of its day-to-day, with the adoption of procedures in line with the rules of the Brazilian and United States markets and with the constant monitoring of the implementation and application of these practices.

According to the terms of the New Market, the Company is bound to the Arbitration Commitment Clause, which consists in the arbitration clause, upon which the Bovespa [São Paulo’s Stock Exchange], the Company and its shareholders, Management and members of the Fiscal Council undertake to resolve, by means of arbitration, any and all dispute and controversy that arises among them, related to or resulting from, in special, its application, validity, effectiveness, interpretation, breach and its effects, of the provisions contained in the Corporate Law, the Company’s By-Laws, in the rules enacted by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission, as well as other rules applicable to the operation of the capital markets in general, in addition to those contained in the New Market’s Listing Regulation, the Arbitration Regulation and the Contract of Participation in the New Market. According to the terms of Sabesp’s By-Laws, the binding to the Commitment Clause is limited to the exception applicable to the unavailable rights.

The Company’s Board of Directors is currently composed by nine members with unified mandate of one year, and may be composed of up to eleven members, according to the Corporate Bylaws. Among the Board Members, three are independent, one of them having been elected by the minority shareholders.

This Board is assisted by an Audit Committee with responsibilities and actuation form defined in internal regulations and composed by members distinct from those of the Fiscal Counsil. It is composed by three Independent Management Counselors, one of whom being a finance expert and coordinator of the Committee.

In 2006 the Board of Directors approved the Sabesp Code of Ethics and Conduct, comprised of organizational values and ethic principles that guide the Company’s behavior, as well as that of its relationship audiences, taking into consideration the applicable laws and contributing to the settlement of any conflicts of interest.

Through a Corporate Governance verticalization program, in 2006 more than 500 employees of its management staff attended internal lectures, focusing not only the spreading but also the exchange of ideas and the deepening of the basic principles that serve as basis for the theme.

Risk Management and Internal Controls

The mapping of the internal process for compliance with the Sarbanes-Oxley Act - Sox has been concluded, taking into consideration the risks with impact on the Financial Statements and the identification of the key controls required to ensure the quality of the published data, based on 17 processes that were assigned priority. The used methodology considers the principles of COSO - The Committee of Sponsoring Organizations of the Treadway Commission and of COBIT - Control Objectives for Information and Related Technology. It is in progress a project for implementation of risk management in the corporate scope, through the identification and management of the strategic risks and of the main processes.

Concerning the internal controls, tests are being concluded in about 600 key controls that support the most relevant figures of the Financial Statements. Since the beginning of 2007, priority is being given to the actions for the continuous monitoring of the implemented controls, aiming at their rationalization and automation. For such purpose, a SOx Follow-up Committee has been created with representatives of Management.

15. RELATIONSHIP WITH THE INDEPENDENT ACCOUNTANTS

The Company’s policy with regard to the services provided by its independent accountants that are not related to the external audit is based on principles that preserve the auditor’s independence concerning not auditing its own work, not performing management functions and not acting as lawyer for its customer.

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent accountants for the years ended December 31, 2006 and 2005.

Deloitte Touche Tohmatsu Auditores Independentes did not provide services not related to external audit in 2006.

SOCIAL BALANCE SHEET

OUR BELIEF

In these times in which companies, governments and citizens are discussing the global warming, the men’s action on the environment and the urgent need of preserving the Earth’s natural resources, it seems more significant the words of the writer João Guimarães Rosa: “good water is like health or freedom: its value is perceived only when it ends”.

Even before the environmental discussion being transformed in the most important subject of the contemporary world, Sabesp already had the exact notion of its huge responsibility: after all, to valorize the life’s most precious good, supplying good quality and abundant water to 26 million people of 367 cities of São Paulo is the object of our business. To contribute to the welfare of the people, with respect to the culture and to the natural resources of the communities, is our quotidian challenge, took very seriously by our more than 16 thousand employees.

No company, no matter how large and competent it is, is successful if it does not undertake a commitment for the social-environmental development of the communities where it acts. This is a mandatory ethic provision of the beginning of the 21st Century. Sabesp knows it. And believes in it deeply, so that it has converted the social responsibility into an element that can be seen in its whole value chain. Today, the Company is guided by the purpose of inserting socially and environmentally responsible practices in its daily operations and also incorporating to its organizational culture the concept of sustainability, aiming at integrating the needs and wills of all of its interest audiences - shareholders, employees, relatives, customers, suppliers, communities, governments and society in general.

The general principle governing this belief of Sabesp is that of the respect, wide and unrestricted:

  to the society, to which we try to offer the water product with quality, in addition to the sewage collection and treatment services, with proper tariffs;
  to the environment, undertaking responsibility both in relation to our contemporary generation and for the future generations, looking for sustainable development and promoting environmental education in awareness;
  to the individuals, promoting equity of opportunities, giving value to the diversity and to professional development, by means of confidence relations that encourage the participation;
  to the integrity, trying to act with justice, loyalty, coherence, transparence and honesty in all actions, practices and decisions;
  to the competence, acting with professionalism, agility and effectiveness, in order to ensure the quality of our processes, services and products, based on a culture of valuation of the sharing of knowledge, pro-activity, creativity, innovation, simplicity and flexibility in the search for solutions; and
  to citizenship, performing its duty with citizen awareness and responsibility in the promotion of the public benefit.

In order to ensure the incorporation of these six values to the quotidian management of its activities, guiding the relationship with all interested parties, Sabesp has defined a Code of Ethics and Conduct. This Code does not ensure, by itself, the commitment of a Company with the sustainability, but it is fundamental as it expresses in what it believes, serving as guide for its actions and relationships. To build sustainability is a quotidian effort, which demands attention, honest and open dialog and coherence between speech and practice. It demands attitude, action and commitment, exactly what we expect to provide below in this Report of Social and Environmental Activities.

OUR SOCIAL AND ENVIRONMENTAL MISSION

“To provide all people of the State of São Paulo with public sanitation services and supply quality products and services both in the domestic and international markets”. This is the mission of Sabesp’s business.

There are several ways for the good compliance with the mission by a company. Sabesp has chosen to do it in a sustainable way, because it believes in sustainability - one of its five strategic directives - as principle, value and an actuation distinguishing point. This means to unite economic-financial results with environmental preservation and social development, assigning the same importance degree to these three supports.

For a company such as Sabesp, which service is the basic sanitation, the exercising of the business mission itself presupposes the social-environmental responsibility, after all, water is one of the most noble natural resources, the access thereto represents health, life quality and social justice for the people. To preserve it, above all, is a condition for the perennial character of the enterprise, for the satisfaction of its present and future customers’ needs and for the maintenance of life on Earth.

Despite being intrinsic to the business mission, the Sabesp social and environmental commitments, which are objects of the most varied programs, actions and initiatives, can be classified in two specific missions, which go beyond the legal obligations, the mere compensation for generated impacts, of the provision of a quality service and of the act of generating and distributing wealth to the society.

In the compliance with its environmental mission, Sabesp:

  preserves fountainheads;
  creates important environmental reserves, such as that of the Cotia System;
  keeps nurseries (such as the Forest Nursery of Vargem), makes the reforestation of degraded areas and the recovery of border forests;
  carries out programs to reduce the degradation effects, such as that of the Billings Dam;
  improves the conditions of the water reservoirs of the São Paulo Metropolitan Region and the life quality of the surrounding population;
  performs the treatment of the generated sewage, continuous performing programs and studies for operational improvements aiming at the environmental protection, such as the re-using of effluents, cleaning and recovery of stabilization ponds, among others;
  develops studies and pilots searching for alternatives for the final disposal of mud of the Sewage Treatment Station and Water Treatment Station;
  promotes the spreading of information and environmental education in order to decrease the impact of the action of people on the areas occupied by the reservoirs; and
  encourages the rational use of the water.

In the compliance with its social mission, Sabesp:

  renders account with transparency to the society;
  practices social tariffs for the low-income populations;
  develops programs focused on the development of the communities where it actuates, in the education, health, sport, income generation, decrease of violence, association and improvement of infrastructure areas;
  supports civil society organizations;
  performs and sponsors cultural projects linked to the different art manifestations and to the recovery/preservation of the historical patrimony; and
  stimulates the voluntary action of the employees in community projects.

OUR SOCIAL RESPONSIBILITY INDICATORS

From 2006, Sabesp started adopting the model of the Ethos Indicators of Social Responsibility in order to ascertain the scope and depth of its corporate social responsibility practices (RSE), based on its performance in seven indicators - Values, Transparency and Governance, Internal Audience, Environment, Suppliers, Consumers and Customers, Community and Government and Society. For each of the indicators four stages are established: the first corresponds to the smallest and the fourth to the largest level of development of the Company in that type of practice. Besides being an important self-diagnosis instrument, base for the elaboration of a social balance sheet, the Ethos Indicators contribute to include in the agenda of the corporations the social and environmental perspectives associated to the business.

The data below result from the application of the Ethos Indicators by the Company itself, that is, from self-evaluation. Therefore, the diagnostic has no character of certification. Its purpose is only to allow reflection, learning and improvement of the RSE policies.

In a scale from 1 to 4, the application of the questionnaires of the Ethos Institute verified that Sabesp is in Stage 4 for the indicators: Consumers and Customers; Community; Values; Transparency and Governance; Internal Audience and Government and Society. And it is in Stage 3 for the Suppliers and Environment Indicators.

The crossing of the data of the Ethos Indicators with those of other tools, such as the Global Reporting Initiative - GRI, the Global Agreement, the Millennium Goals and Standard SA 8000 confirmed that Sabesp is at an advanced level in the majority of its practices.

In order to manage the indicators and continue in its practice improvement process, the Company is creating a Social-environmental Responsibility Monitoring and Management System. One of the objectives is to cause the projects, actions and initiatives to be aligned to the Strategic Planning, ensuring their full incorporation to the business strategies.

OUR SOCIAL RESPONSIBILITY COMMITMENTS

In Sabesp, social responsibility is more than the sum of the social and environmental actions. It is a wide set of commitments and practices incorporated to its organizational culture, to the strategies of its business and to the ethic mode of conducting its operations, always focusing on the sustainability.

In order to implement the sustainability notion in all of this activities, the Company has a Social Responsibility Program, which has the role of defining institutional and corporate directives, aiming at contemplating the Company’s diversity, to strengthen the confidence, ensure the transparency of actions and, mainly, caring that social responsibility integrates, as a whole, the different stages of its value chain.

As a way of inserting the sustainability and social responsibility issues in its activities, Sabesp currently has hundreds of initiatives that translate its beliefs and its commitments to its relationship audiences.

OUR COMMITMENTS TO TRANSPARENCY

The transparency is a presupposition for a Company’s socially responsible management. For this reason, it has always been a theme included in the list of the Sabesp priorities. In 2006, the Company took a fundamental step to consolidate them when it approved and implemented, as part of its Strategic Planning Actions, the Code of Ethics and Conduct.

The existence of a formal letter of principles, known to all employees and interested parties, self-regulates the organization’s conduct, exposes their beliefs publicly and strengthens its social responsibility commitments.

Sabesp Code of Ethics and Conduct: an important progress
The Code of Ethics and Conduct started being created in 2003, from interviews, meetings with focal groups and survey via Intranet involving 2,400 employees. After the employees’, the Social Responsibility Group, the directors and the Presidence’s validation, the Code was approved on 01/26/2006 by the Board of Directors. And, on the last June, it has been officially submitted to the internal community.

Along the process, aiming at its sustaining, the Sabesp Ethic and Conduct Committee has been created, which is an instance of advisory, deliberative, normative and educative nature, as well as an Accusation Channel, opening space for manifestations about any illegal act or infringement to the Code.

OUR COMMITMENTS TO THE COLLABORATORS

Sabesp is commitments to its internal audience are the supporting basis of the organizational strategies. The Company’s headcount is of 16,978 people, out of which 82.6% are men and 17.4% women, with a concentration of 63.6% above the age rage of 40 years. It must be emphasized that 44.1% of the employees have High School education level and 32.2% have University education level. Concerning the ethnic distribution, there are 14,269 caucasians, 2,135 blacks/mulattos, 267 yellows/indians and 27 not declared.

The people management model adopted by Sabesp is structured in order to provide favorable conditions to a work environment that encourages not only the good performance of the employees but also their actions as main players in the Company’s social responsibility actions. It adopts a model of participative management, encourages the competence, invests in the continuous qualification and in the professional development, in the promotion of diversity, of the life quality of the employees and in the volunteer work.

The Participative Management integrates the employees to the Company’s objectives
The Profit Sharing is another important instrument of the Company’s participative management. In the period 2005/2006, it was included in the list of the Collective Labor Agreement representing one and one-half base payroll distributed according to the achieved goals. The Sharing of Profits and Results represented 250% for the smallest salary and 78% for the highest salary.

Management by Competence
In Sabesp, the screening, remuneration, evaluation and development of people comply with a Model of Management by Competence which valorizes the knowledge (to know), skills (know-how) and attitudes (want to do), favoring the alignment between the Company’s objectives and the individual progress of the employees, as it encourages permanently the professional growth.

The Screening, Remuneration and Evaluation by Competence provide the movement and professional progress of the Sabesp employees in their careers.

Continuous professional qualification and development
In order to align the educational actions with its essential goals, results and competence, the Company counts on the Sabesp Corporate University, which is responsible for the continued development of its more than 16 thousand employees, relatives, suppliers, service providers, communities and population in general. In 2006, Sabesp invested R$ 7 million, providing 99,417 participations in development activities, which correspond to 43 hours/man of training.

Environment and Life Quality

In order to ensure a good work environment, one of the main Sabesp’s instruments is the Organizational Climate Survey. In 2006, the survey achieved 80% of the employees and the results showed an increase of 6.7% in the index of favorable opinions (65.7%) compared to 2005.

The Life Promotion Program (PPV) aims at ensuring safer work conditions and promoting the valorization of the working processes. In addition to the resources destined to the training, Sabesp invested R$ 7 million, mainly in the purchase of personal and collective protective equipment. In 2006, there was a reduction of 15% in the work accidents in comparison with the prior year. These actions ensured Sabesp the obtaining of the international certification OHSAS 18.001, a standard that certifies the Occupational Health and Safety Management.

SABESPREV Pension Plan

Sabesp contributed to SABESPREV - Fundação Sabesp de Seguridade Social (Sabesp Foundation of Social Security) in 2006 with the amount of R$ 15 million in private pension and, therefore, it has been ensuring to its employees the possibility of enjoying pension benefits complementary to those of the Official Social Security.

Respect to the diversity as human value

Respect to the environmental biodiversity, respect to the human diversity. With this philosophy, Sabesp tries to develop policies focused on the valuation of the diversity of gender, ethnical group and age range. An important initiative is the inclusion of physically disabled people. In partnership with AVAPE - Association for the Valorization and Promotion of Exceptional People - the Company opened, in 2006, 17 work positions for disabled people.

OUR COMMITMENTS TO THE SUPPLIERS

Sabesp’s relationship with its suppliers aims at achieving the socially and environmentally responsible model practiced by the Company. It is based on the mutual trust and ethic behavior expressed in the full compliance with the criteria defined for the service, product or material purchase actions.

By the way, ethic issues have the same importance of factors such as price, quality and service. In such concern, the Code of Ethics and Conduct applies to all agreements, biddings and electronic auction, with the purpose of strengthening the relations and make them more reliable according to criteria of absolute transparency and respect to social and environmental commitments and equity principles.

Friend of the child, against the child work

Since 2003, Sabesp has the seal of Friend of the Child Company of Fundação Abrinq. In order to renew the seal, one of the obligations proposed by the organization that grants it is concerned exactly to the Company's relationship with its suppliers. In the adhesion document, the Company undertakes the commitment of “warning its suppliers, by means of agreement clause or other instruments, that an evidenced accusation of child work may cause the breach of the commercial relationship”.

Electronic Auction: transparence and control

Another pioneer initiative of Sabesp with the suppliers is the electronic auction. The contracting of common and engineering services, processed through electronic auction are also made on-line, through the Internet. The biddings are published in the Company's site and the suppliers download the calls, free of charge. With the electronic auction, the Company makes universal the access to information, ensuring transparency to the bidding processes; saves time in the processing of the purchases; obtains higher safety in the transactions and increases the competitiveness among the participants, reducing the prices of the goods and services as well as the operational cost, both for itself and for the suppliers.

In 2006, Sabesp took another important step in order to increase the honesty and transparency of its procurement process, adopting the digital certification of its bidders. The initiative is a milestone in the Brazilian public management. This control mechanism is fully in compliance with the Brazilian laws, besides ensuring support in relation to the United States laws to which Sabesp is subject because of trading shares in the New York Stock Exchange. In 2006, 1,075 electronic auctions were performed, in the amount of R$ 908 million, with savings of R$ 86 million (unaudited).

OUR COMMITMENTS TO THE CUSTOMERS AND CONSUMERS

In addition to the social responsibility commitment intrinsic to its mission, Sabesp aims at providing products and services according to social justice parameters, with unrestricted respect to the consumer rights and a permanent concern in informing and educating people for the conscious consumption of water. It must be reminded that the Company does not charge for the water itself, which is a public asset, but for the treatment and distribution services and also for the sewage collection and treatment.

Ombudsman: permanent dialog channel

Another commitment of Sabesp is to establish a permanent communication channel with its customers and consumers of the basic sanitation system. This occurs by means of the Ombudsman, the objective of which is to represent the citizens' interests before the company, receiving and analyzing the customers' manifestations, trying to identify any causes of deficiency in the service and finding the best solutions. The ombudsman's work collaborates to improve the quality of the service provided, the agility in the settlement of problems, the transparency in the access to information and decrease of bureaucracy, having performed 19,402 services in 2006.

“Expressinho” Project: faster solution for customers' complaints

The ombudsman have been developing, in partnership with the Judiciary Power, the “Expressinho” Project, which allows distinguished service in the system of Special Civil Courts, searching for friendly settlement for the customers' complaints, avoiding them from filing lawsuits. In 2006, “Expressinho” attended 225 customers, with 67.55% of claims or complaints served or settled.

Sabesp Show Room/Station: information at the service of education

Another important initiative in Sabesp’s relationship with its customers and consumers is the Show Room, where the Sabesp Station is installed. By means of monitored visits, it provides information about the environment protection, the fountainheads and the water producer systems. In 2006, it received more than 15 thousand visitors.

OUR COMMITMENTS TO THE COMMUNITY

Sabesp believes that a company is effectively sustainable only if it contributes for the social-environmental development of the communities where it is inserted.

In such concern, Sabesp made significant investments in 168 projects focused on education, culture, citizenship, employment and health areas throughout the State of São Paulo.

Educating people to preserve water and the environment

Sabesp initiatives in the education field try to transmit environmental concepts in a ludic and interactive way by means of theater, dance, music, mimic, drawing workshops and books. Currently, 45 projects are being developed by teams formed by the Company's employees. They are intended mainly to the child-teenager audience, students from public and private schools, professors and low-income communities, among which the following can be emphasized: “Learning in the Cantareira System”, “Sabesp in the Schools” and “Clubinho Sabesp”, with more than 64 thousand people served in 2006.

At the service of the Country's culture

Sabesp invests in the encouragement of the national culture and memory of the society, keeping the focus on the environmental awareness and on the sustainable development. 8 projects have been developed in 2006. In addition, by means of the Rouanet Law and Audiovisual Law, the Company sponsored several cultural initiatives. These tax incentives reached R$ 8 million in 2006.

From the set of cultural projects financed by Sabesp, it is worth to be emphasized the Cachoeira da Graça Archeological Site, which resulted in the collection of 2,166 archeological pieces and receives the visit of students of that region.

Employment and citizenship for low-income young people and community

Sabesp is co-sponsor of the Citizen Child Institute - ICC, the Mission of which is to invest in the formation of young people promoting education, culture and assistance in the São Paulo Metropolitan Region and Guarulhos, ensuring the exercise of citizenship and allowing the community development. It has day nursery, work initiation centers, school-circus and culture house, serving 6,300 people/month.

More than complying with Law No. 10,097/2,000, Programa Aprendizes (Apprentice Program) expresses the concern of the Company in acting in a socially responsible manner in relation to its community. Therefore, the Company prepares 599 young people for the work market, providing them with professional qualification and citizenship formation.

OUR COMMITMENTS TO THE GOVERNMENT AND THE SOCIETY

Aiming at taking part of the improvement of the country's social and political conditions, Sabesp tries to strengthen ethic and responsible relations with different government levels, complying rigorously with the laws that govern its activities and establishing productive interactions. In such concern, the Company has been acting in the building of bridges between the communities and the governments, in order to involve all instances that represent the civil society in the formulation of public policies of sanitation, environment education, environmental preservation and protection.

Council of Citizens - Institutional Articulation and Representation Program

The Institutional Articulation and Representation Program counts on representatives in the committees of the Hydrographic Basin of the Piracicaba, Capivari and Jundiaí rivers, which actuates in several instances: plenary session, technical chambers and specific work groups. Its objective is to have influence on the elaboration of the laws and formulation of public policies and rules for the production and taking of water and basic sanitation, aiming at the conservation and recovery of the fountainhead areas, responsible for the RMSP water production. This action identifies demands and conciliates the Company's interests with those of the society, complying with the laws and promoting the environmental sanitation by means of the mobilization of the several social segments.

Prosanear Program, a national benchmark in sanitation

Prosanear is the State of São Paulo modality of the Pro-Sanitation Program of the Federal Government, operated by Caixa Econômica Federal with FGTS resources. The program aims at promoting the improvement of the population health and life quality conditions, by means of sanitation actions integrated and articulated to other sector policies, encouraging the community participation and the sanitary and environmental education.

OUR COMMITMENTS TO THE ENVIRONMENT

For those who work with water, a resource that, although being renewable, is becoming increasingly scarce on Earth, the commitment to the environment is inherent to the nature of its business. Therefore, Sabesp tries to guide itself in an ecologically efficient manner and to make people aware to the conscious consumption.

Some figures translate Sabesp’s environmental responsibility: the Company produces 100 thousand liters of water per second to serve its 26 million customers and consumers. This represents 60% of the whole population of the State of São Paulo and, for example, twice the population of Belgium. Sabesp’s responsibility, however, is much larger than the numbers may suggest. Because to preserve the water for future generations, in an environmentally responsible manner, is today an urgent and global obligation. In order to comply with its environmental mission, Sabesp currently develops 45 projects and programs, some of which we will emphasize below:

PURA - Water Rational Use Program

Lower than 10% of the minimum recommended by the United Nations, the low water availability of the Upper Tietê Basin, which supplies the São Paulo Metropolitan Region, obliges Sabesp to take water from other basins in order to complement and rationalize the increasing demand of the RMSP. Thus, PURA adopts a policy of incentive to the rational use of water, technological actions focused on the consumption reduction, decrease of the volume of effluents launched in the public network and cultural changes for awareness of the population concerning waste.

“Verde Vida” (Green Life) Program

In partnership with the local community and civil society organizations, the Green Life Program is focused in the recomposition of the Canoas river border forest, responsible for 80% of the supply of the City of Franca. One of the main characteristics of the program is to promote activities for approximation of the community with the border forest, such as the plantation of trees and formation of nurseries of several vegetal species. 48 thousand trees have been planted.

Bio-solid

Bio-solid is the name given to the mud generated in the Sewage Treatment Stations, which after being duly treated, as a mud rich in organic substance and nutrients, can be applied in the agriculture. The use of bio-solids reduces the costs with agricultural inputs and improves from 10% to 30% the productivity of plantations. To give a proper destination to the generated waste, through its reutilization and final disposal in nature from proper techniques, recovering degraded soils and avoiding the disposal in landfills, which are increasingly restrict and of high operational cost, is a concern of responsibility with the environment.

Recycled paper in Sabesp

Besides providing health and life quality for the population by means of basic sanitation, Sabesp is also concerned with the environment. The Company, which takes environment preservation actions since November 2006 uses recycled paper in the printing of more than 2.4 million monthly water/sewage bills, distributed to the customers of 331 operated cities (Vargem Grande Paulista and Santana de Parnaíba, in the São Paulo Metropolitan Region, in addition to the cities of the State coastal and interior, except Franca). The use of the recycled paper, which has no additional cost for the customer, provides a significant environmental earning, also with savings of water, electric power and chemicals used in the production process of the “normal” white paper. With the adoption of the recycled paper, Sabesp contributes directly for the reduction of the waste volume, besides avoiding the cutting of trees and consolidating the image of a company that respects and preserves the environment.

Clean-up of Streams and Recovery of Basins

The investment in the environmental program results in improvement of the health and life quality of the population. In such concern, it can be emphasized the clean-up programs of the Aclimação Stream and of the Sapateiro Stream. By eliminating the clandestine sewage connections, they contribute to decrease the launching of pollutants in the two main suppliers of the Ibirapuera Park Lake, preserving one of the most important post-cards of the City of São Paulo. Initiatives like these are based on environmental education activities and involve students and the whole population that surround the streams. Another important cleanup program is that of the Carajás Stream, in the Northern zone of the city. With an innovating methodology, which exempts the construction of flotation and grading stations, the program will provide benefits to 75 thousand people of the Carandiru exhaustion basin and the whole floating population of the Juventude Park.

The Environmental Recovery Program of the Cotia River Basin is a true revolution in the life of 400 thousand inhabitants of Cotia, Jandira, Barueri and Itapevi. The program expects to treat 100% of the collected sewage, optimizing the treatment station capacity and improving the fountainhead quality.

OUR CHALLENGES FOR 2007

Environmental Education, Vocation and Larger Commitment

For 2007, Sabesp elected the environment and the environmental education as one of the main emphasis of its Social Responsibility Program.

The Company deems that, by the nature of its business, it has a huge responsibility concerning its contemporary citizens and also the future generations, in the search for the sustainable development and promotion of the environmental education and awareness.

Social Balance/2006
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
1-Calculation basis	2006 (in thousands of Reais)			2005 (in thousands of Reais)
Net Revenue	5,527,333			4,953,363
Operating Income	1,240,712			1,242,569
Gross payroll	1,176,252			1,057,989
2-Internal Social Indicators	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue
Feeding	82,195	6.99%	1.49%	76,070	7.19%	1.54%
Compulsory social expenses	116,770	9.93%	2.11%	105,579	9.98%	2.13%
Pension plan	60,070	5.11%	1.09%	68,665	6.49%	1.39%
Health	79,725	6.78%	1.44%	73,296	6.93%	1.48%
Safety and health at work	5,704	0.48%	0.10%	4,284	0.40%	0.09%
Education	746	0.06%	0.01%	970	0.09%	0.02%
Culture	732	0.06%	0.01%	574	0.05%	0.01%
Professional development and qualification	6,194	0.53%	0.11%	5,170	0.49%	0.10%
Nursery or nursery-aid	1,550	0.13%	0.03%	1,432	0.14%	0.03%
Profit sharing	75,975	6.46%	1.37%	44,292	4.19%	0.89%
Other	3,335	0.28%	0.06%	4,012	0.38%	0.08%
Total - internal social Indicators	432,996	36.81%	7.83%	384,344	36.33%	7.76%
3-External Social Indicators	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue
Education	2,000	0.16%	0.04%	1,425	0.11%	0.03%
Culture	15,116	1.22%	0.27%	11,946	0.96%	0.24%
Health and Sanitation	287	0.02%	0.01%	550	0.04%	0.01%
Sports	753	0.06%	0.01%	524	0.04%	0.01%
Fight against hunger and food safety	0	0.00%	0.00%	272	0.02%	0.01%
Other	5,776	0.47%	0.10%	3,142	0.25%	0.06%
Total of contributions to society	23,932	1.93%	0.43%	17,859	1.44%	0.36%
Taxes (excluding social expenses)	1,035,912	83.49%	18.74%	865,873	69.68%	17.48%
Total - External social indicators	1,059,844	85.42%	19.17%	883,732	71.12%	17.84%
4-Environmental Indicators	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue
Investments related to the Company’s production/operation	80	0.01%	0.00%	33	0.00%	0.00%
Investments in external programs and/or projects	1,461	0.12%	0.03%	4,197	0.34%	0.08%
Total of environmental investments	1,541	0.12%	0.03%	4,230	0.34%	0.09%
As to the setting of “annual goals” to minimize residues, the general consumption in production/operation and to increase efficiency in the use of natural resources, the company:	( ) Doesn’t have goals ( ) Achieves 0 to 50% ( ) Achieves 51 to 75% (*) Achieves 75 to 100%			( ) Doesn’t have goals ( ) Achieves 0 to 50% ( ) Achieves 51 to 75% (*) Achieves 75 to 100%
5-Staff indicators	2006			2005
Number of employees at the end of the year	16,978			17,448
Number of admissions during the year	150			57
Number of outsourced employees	0			0
Number of trainees	350			330
Number of employees over 45 years old	8,482			7,742
Number of women working in the company	3,143			3,206
Number of management positions occupied by women	17.07%			15.90%
Number of black people working in the company	2,135			1,974
% of management positions occupied by black people	3.56%			3.10%
Number of disabled people or with special needs	34			28
6 - Relevant information regarding the exercise of corporate citizenship **	2006			2007 Goals
Relation between the highest and the lower remuneration in the company	30.3			Nd
Total number of work accidents	363			342
Environmental and social projects developed by the company were defined by:	( ) Directory	(*) Directory and Management	( ) All employees	( ) Directory	(*) Directory and Management	( ) All employees
Safety and health standards in working environment were defined by:	(*) Directory and Management	( ) All employees	( ) All + Cipa	(*) Directory and Management	( ) All employees	( ) All + Cipa
As for the union freedom, collective negotiation right and internal representation of the workers, the company:	( ) Does not get involved	(*) Follows the rules of OIT	( ) Encourages and follows OIT	( ) Does not get involved	(*) follows the rules of OIT	( ) encourages and follows OIT
Pension plan contemplates:	( )Directory	( ) Directory and Management	(*) All employees	( ) Directory	( ) Directory and Management	(*) All employees
Profit sharing contemplates:	( ) Directory	( ) Directory and Management	(*) All employees	( ) Directory	( ) Directory and Management	(*) All employees
In selecting suppliers, the same ethics and social and environmental responsibility standards adopted by the company:	( ) Are not considered	( ) are suggested	(*) are required	( ) Are not considered	( ) are suggested	(*) are required
As for the participation of employees in volunteer work programs, the company:	( ) Does not get involved	( ) Supports	(*) Organizes and encourages	( ) Does not get involved	( ) Supports	(*) Organizes and encourages
Total number of customer claims and critics by the ombudsman:	In the company 19,402	Procon 2,171	Court Expressinho 225	In the company nd	Procon nd	Court nd
% of claims and critics complied or solved by the ombudsman:	In the company 96.03%	Procon 97.88%	Court Expressinho 67.55%	In the company nd	Procon nd	Court Nd
Total Value Added to be Distributed (in thousand of Reais):	In 2006: 3,649,357			In 2005: 3,338,229
Value Added Distribution:	28.4% Government 7.4% Shareholders 31.4% Contributors 18.9% Third parties 13.9% retained.			26.8% Government 10.4% Shareholders 30.3% Contributors 17.0%Third parties 15.5% retained.
7 - Other Information

“This Company does not use child workforce or slave work, has no involvement with prostitution or sexual exploitation of child or teenager and is not involved with corruption”.
“Our Company valorizes and respects the diversity, both internally and externally”.
*Unaudited.
**Unaudited, except for Total Added Value to be Distributed and DVA

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Assets	Note	2006	2005	Liabilities and Shareholders’ Equity	Note	2006	2005

		(Adjusted)				(Adjusted)
Current assets				Current liabilities
Cash and cash equivalents	4	328,206	280,173	Accounts payable to suppliers and contractors		144,167	77,781
Customer accounts receivable, net	5	1,111,289	1,069,098	Loans and financing	10	852,475	759,013
Trasactions with related parties, net	6	367,864	292,507	Accrued payroll and related charges		177,705	117,289
Inventories		48,889	36,070	Taxes payable	12	105,552	106,131
Taxes Recoverable		31,582	853	Deferred taxes	11	76,359	70,893
Other current assets		24,124	23,170	Interest on shareholders’ equity	16(c)	511,519	409,725
Deferred Income Tax and Social Contribution	11	7,078	23,515	Provisions for contingencies	15	2,294	28,520
				Services Received		152,953	107,660
Total Current Assets		1,919,032	1,725,386	Other current liabilities		78,912	85,746
				Total Current Liabilities		2,101,936	1,762,758

Non current				Non Current
Long-term assets				Long-term liabilities
Customer accounts receivable, net	5	296,562	263,356	Loans and financing	10	5,474,254	5,905,208
Transaction with related parties, net	6	863,467	800,594	Taxes payable	12	230,440	256,114
Indemnities receivable	7	148,794	148,794	Deferred taxes	11	146,901	133,443
Escrow deposits		33,835	23,857	Provisions for contingencies	15	655,258	579,808
Other current assets		52,238	32,920	Accrued pension obligation	13	321,212	276,558
Deferred Income Tax and Social Contribution	11	342,654	298,820	Other liabilities		51,470	34,660
Investments		720	740	Total Non Current Liabilities		6,879,535	7,185,791
Property, plant & equipment, net	8	13,837,498	13,613,581
Intangible	9 (a)	495,118	502,518	Paid-in capital		3,403,688	3,403,688
Deferred charges		10,035	20,531	Capital reserve		106,690	78,820
				Revaluation reserve		2,427,499	2,529,771
				Profit reserves		3,080,605	2,470,269

Total Non Current Assets		16,080,921	15,705,711	Total Shareholders’ Equity		9,018,482	8,482,548

Total Assets		17,999,953	17,431,097	Total Liabilities & Shareholders’ Equity		17,999,953	17,431,097

The accompanying notes are an integral part of these financial statements.

	Note	2006	2005

		(Adjusted)

GROSS REVENUE FROM SALES AND SERVICES	19	5,984,012	5,356,326
Gross Revenue Deductions		(456,679)	(402,963)

NET REVENUE FROM SALES AND SERVICES		5,527,333	4,953,363
COST OF SALES AND SERVICES	20	(2,616,764)	(2,376,375)

GROSS PROFIT		2,910,569	2,576,988
OPERATING EXPENSES
Selling	20	(719,185)	(537,831)
Administrative	20	(387,407)	(349,584)

OPERATING INCOME BEFORE FINANCIAL AND FOREIGN
EXCHANGE RESULTS, NET
		1,803,977	1,689,573
Financial Expenses, net	20	(658,863)	(758,275)
Foreign Exchange Result, net	20	95,598	311,271

OPERATING PROFIT		1,240,712	1,242,569

NON OPERATING INCOME (EXPENSES)
Income		7,810	9,456
Expenses		(58,717)	(34,877)

		(50,907)	(25,421)
INCOME BEFORE TAXES ON INCOME		1,189,805	1,217,148
Income and Social contribution tax
Current	11	(383,123)	(343,426)
Deferred	11	7,345	27,047
INCOME BEFORE EXTRAORDINARY ITEM		814,027	900,769

Extraordinary item, net of income and social contribution taxes	13(b)	(35,122)	(35,122)

NET INCOME		778,905	865,647

Earnings per thousand shares in R$		27.35	30,40

The accompanying notes are an integral part of these financial statements,

		Paid-in	Tax	Capital	Revaluation	Reserves		Retained

	Note	capital	Incentives	reserve	reserve	Legal	Investment	earnings	Total

BALANCES AS OF DECEMBER 31, 2004		3,403,688	15,780	49,511	2,619,220	171,991	1,691,398	-	7,951,588

Donations	16(d)	-	-	13,529	-	-	-	-	13,529
Realization of revaluation reserve	8(h)	-	-	-	(89,449)	-	-	89,449	-
Net income		-	-	-	-	-	-	865,647	865,647
Legal reserve	16(c)	-	-	-	-	43,282	-	(43,282)	-
Interest on shareholders’ equity	16(c)	-	-	-	-	-	-	(348,216)	(348,216)
Investment reserve	16(e(ii))	-	-	-	-	-	563,598	(563,598)	-

BALANCES AS OF DECEMBER 31, 2005		3,403,688	15,780	63,040	2,529,771	215,273	2,254,996	-	8,482,548

Donations	16(d)	-	-	27,870	-	-	-	-	27,870
Realization of revaluation reserve	8(h)	-	-	-	(102,272)	-	-	102,272	-
Net income (adjusted)		-	-	-	-	-	-	778,905	778,905
Legal reserve (adjusted)	16(c)	-	-	-	-	38,946	-	(38,946)	-
Interest on shareholders’ equity	16(c)	-	-	-	-	-	-	(270,841)	(270,841)
Investment reserve	16(e(ii))	-	-	-	-	-	571,390	(571,390)	-

BALANCES AS OF DECEMBER 31, 2006 (adjusted)		3,403,688	15,780	90,910	2,427,499	254,219	2,826,386	-	9,018,482

The accompanying notes are an integral part of these financial statements.

	Note	2006	2005

		(Adjusted)
SOURCES OF FUNDS
From operations:
Net income		778,905	865,647
Items not affecting working capital
Bad debt expense – Long term accounts receivable		102,025	137,639
Depreciation and amortization	20	642,171	595,981
Investments write-off		20	4,360
Write-off of property, plant and equipment	8 (b)	54,350	19,051
Write-off of deferred assets		5,195	6,700
Monetary variations on long-term items		(11,521)	(19,597)
Reversal of provision for losses with escrow deposits, net		(4,421)	-
Provisions for contingencies		75,450	119,577
Other provisions		7,504	-
Provision for pension obligation		44,654	54,382
Interests and monetary and foreign exchange variation on non current liabilities:
Loans and financing		15,733	(143,210)
Taxes payable		15,151	21,761
Deferred income and social contribution taxes:
In long-term assets		(43,834)	(41,549)
In long-term liabilities		13,458	3,388
Total from operations		1,694,840	1,624,130

From third parties:
Transfers from non-current assets to current assets		394,738	328,548
Increase in non current liabilities:
Loans and financings funding		706,774	1,153,479
Other increases		9,306	-
Increase in property, plant and equipment by donations – work aid	16(d)	27,870	13,529
Total from third parties		1,138,688	1,495,556

Decrease in working capital		145,532	-
Total sources		2,979,060	3,119,686
USES OF FUNDS
Increase in long-term assets		606,197	504,482
Capitalized amounts – property, plant and equipment		22,118	24,417
Decrease in non current liabilities		-	58,028
In non current assets
Property, plant and equipment		892,318	673,489
Intangible		12,630	4,748
Deferred charges		2,789	106
In non current liabilities
Transfers from non current liabilities to current liabilities:
Loans and financing		858,532	634,487
Taxes and contributions		40,824	37,986
Anticipated settlement of loans and financings	10(f(ii))	272,811	-
Interest on shareholders’ equity	16(c)	270,841	348,216
Increase in working capital		-	833,727
Total uses		2,979,060	3,119,686
Current assets
At end of year		1,919,032	1,725,386
At beginning of year		1,725,386	1,229,790
Variation in current assets		193,646	495,596
Current liabilities
At end of year		2,101,936	1,762,758
At beginning of year		1,762,758	2,100,889
Variation in current liabilities		339,178	(338,131)

Increase (decrease) in working capital		(145,532)	833,727

The accompanying notes are an integral part of these financial statements

	Note	2006	2005

		(Adjusted)
SUMMARY

SOURCES
From operations		1,694,840	1,624,130
From third parties		1,138,688	1,495,556
Decrease in working capital		145,532	-
Total sources		2,979,060	3,119,686

USES
Increase in non current assets		606,197	504,482
Capitalized amounts – property, plant and equipment		22,118	24,417
Decrease in non current liabilities		-	58,028
In property, plant and equipment, deferred assets and intangible		907,737	678,343
Transfers from non current liabilities to current liabilities		899,356	672,473
Anticipated settlement of loans and financings	10(f (ii))	272,811	-
Shareholders - Interests on shareholders’ equity	16(c)	270,841	348,216
Increase in working capital		-	833,727
TOTAL USES		2,979,060	3,119,686

The accompanying notes are an integral part of these financial statements.

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

With the enactment of Law 12,292 on March 2, 2006, the Company was authorized to provide water and sewage services out of the State of São Paulo, including in other countries, either directly or through national or international consortia, being also able to have equity interest in other State owned or mixed capital companies, as well as to set up subsidiaries.

The Company’s shares are listed on the São Paulo Stock Exchange (“BOVESPA”) in the “New Market” segment since April, 2002, and on the New York Stock Exchange - NYSE, in the form of ADRs (American Depositary Receipts) since May, 2002.

The Company provides water and sewage services in 367 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities, most of them initially contracted for a 30-years term. The 120 (one hundred twenty) concession contracts that expired until December 31, 2006 are in process of negotiation. In 2007, 53 (fifty three) contracts are going to expire, 150 (one hundred fifty) contracts between 2008 and 2034 and the rest without determined term. Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection. The net book value of property, plant and equipment items relating to the municipalities where the concessions are under negotiation or will expire in 2007 totals R$ 1.94 billion, and the net revenue for the year ended December 31, 2006 totals R$ 796 million in relation to these concessions.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for 56,8% of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a significant population, the Company operates under a public deed of authorization, like in some other municipalities in the Santos Coastal Area and in the Ribeira Valley, where the Company started operating after the merger of companies that formed SABESP.

On January 5, 2007 Law 11,445 was enacted establishing the regulatory framework of basic sanitation, with the national guidelines and the fundamental principles to the rendering of services, like the social control, the transparency, the command integration of the sanitation infrastructures, the management of hydric resources, as well as the command for the articulation of the industry with the public policies of urban and regional development, housing, combat and irradication of poverty, promotion of health and environmental protection, among other related ones. The regulatory framework seeks also the improvement of life quality with efficiency and the economic sustainability, allowing the adoption of gradual and progressive solutions coherent to the user’s payment capacity.

As benefits to the Company, the law:

  Clarifies the conditions for the trasitoriety of the services, changing article 42 of the Concessions Act to determine to the Conceding Power to perform evaluations, surveys and payment of indemnification prior to the reversal of assets, a validity condition to the subsequent municipal acts;
  Significantly reduces the possibility of success in the judicial measures adopted for the resume of services in a sudden way and without indemnification;
  Aims the improvement of the achievement of public interests related to the environment and it favors the state planning of the services without disregarding the local peculiarities, considering the need of the Municipalities to present sanitation plans, compatible with the plans of the hydrographic basins; and

  Imposes the indication of the regulating entity and the publishing of regulatory rules that allow more clarity and efficiency in the inspection of services, as well as the providing itself, safeguarding and compatibilizing the different interests of the customer and the contracting parties.

All information about the concession area, number of municipalities, volume of water and sewage and other related data disclosed in this report that do not arise from the accounting and/or financial statements are not examined by the independent auditors.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

(a) Preparation Criteria

The financial statements were prepared and are presented in accordance Brazilian with accounting practices and rules issued by the Brazilian Securities and Exchange Commision - CVM. These financial statements include the modifications introduced by the following accounting normative rules: (i) Accounting Rules and Procedures 27 (NPC 27 - Presentation and Disclosure), issued by the Brazilian Institute of Accountants - Ibracon, on October 3, 2005, approved by the CVM Resolution n. 488, on the same date, and (ii) NPC 22 - Provisions, Liabilities, Contingent Liabilities and Assets, issued by Ibracon, on October 3, 2005, approved by the CVM Resolution n. 489, on the same date. In the financial statements refering to the year ended December 31, 2005, presented for comparative purposes, some reclassifications have been made in order to conform them to the mentioned resolutions, and to allow users the comparability to the current period. The main changes resulting from the application of these resolutions were the following:

  Presentation of the group “Non-Current” in assets and liabilities,
  Presentation of the account “Intangible” classified in the group “Non current assets”, and
  Reclassification of escrow deposits, previously classified in assets, to liabilities, as a reduction of the account “provision for contingencies”, where applicable.

For the year ended December 31, 2006 the Company quit preparing and presenting financial statements in constant purchasing power currency.

The financial statements for the year ended December 31, 2005 were reclassified for better presentation and comparability maintenance, as well as the respective reflex to the Statement of Changes in Financial Position, cash flow and value added statement, when applicable, as described below:

- Previoulsy classified as escrow deposits as non-current assets, the amount of R$ 4,069 was classified as a reduction of the provisions for contingencies in current liabilities and provision for contingencies in non-current liabilities, in the amounts of R$ 3,037 and R$ 1,032, respectively.
- Previously classified as accounts receivable from private customers, the amount of R$ 126,151 was reclassified to the account transactions with related parties.
- Refundable amounts previously classified as other liabilities, in non-current liabilities, in the amount of R$ 73,829 were reclassified to the account other current liabilities as current liabilities.
- Taxes recoverable in the amount of R$ 853, previously classified in other accounts receivable in current assets, were reclassified to the account taxes recoverable in current assets.
- Services received, previously classified as other current liabilities in current liabilities, in the amount of R$ 107,660, were reclassified to the account services received in current liabilities.
- Previously classified as costs of sales and services provided, the amount of R$ 14,046 was reclassified to administrative expenses.
- Previously classified as selling expenses, the amount of R$ 32 was reclassified to administrative expenses.

3. SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices, which are based on the accrual concept, comply with Corporate Law and are as follows:

(a) Revenues from sales and services

Revenues from water and sewage services are recognized as water is consumed or as services are provided. Revenues from water and sewer services rendered, but not billed, are recorded as unbilled customer accounts receivable based on monthly estimates, in order to match such revenue with costs incurred.

(b) Marketing costs

Marketing costs are generally recorded in administrative expenses. Marketing costs were R$ 11,895 and R$ 17.861 for the years ended on December 31, 2006 and 2005, respectively. No marketing costs were deferred at December 31, 2006 and 2005.

(c) Financial income and expenses

Financial income and expense are primarily comprised of interest, monetary and exchange variations on loans and financing, contingencies, accounts receivable and financial investments, calculated and reported on the accrual basis of accounting.

(d) Income tax and social contribution

Income and social contribution taxes (a federally mandated tax based on income) are accrued on taxable results.

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution at the rate of 9%. Those rates are reported on an accrual basis.

Deferred taxes are calculated based on taxable or dedutible amounts in future years and are recognized to the extent that realization is believed to be probable.

As permitted by the “CVM”, the Company opted not to recognize the deferred income social contribution taxes on the revaluation reserve of property, plant and equipment recorded up to 1991.

(e) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(f) Cash and cash equivalents

Cash and cash equivalents comprise primarily bank deposits and financial investments and are carried at cost plus accrued interest, if applicable, not exceeding market value. Financial investments denominated in Reais have a ready market and an original maturity up to 30 days, and are mostly represented by Bank Deposit Certificates - CDB’s in 2006 and by Financial Investment Funds - “FIF’s” in 2005.

(g) Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements. The Company records an allowance for doubtful accounts in an amount deemed by Management to be sufficient to cover probable losses in accounts receivable.

The allowance is set up for receivable balances in excess of R$ 5 and overdue for more than 360 days and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings. The amount thus calculated and adjusted when it represents excess or insufficiency, based on an aging analysis of receipts, taking into consideration the expected recovery in the different categories of customers. For accounts receivable balances under R$ 5 and overdue more than 180 days, such balances are written off through a direct charge to income.

The Company does not record allowance for doubtful accounts for any amounts due to it by the State Government or entities controlled by the State Government, since it does not expect to incur in losses from such credits.

(h) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at lower of average acquisition cost or realizable value and are classified in current assets. Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(i) Other current assets and long-term receivables

Other current assets and long-term receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(j) Property, plant & equipment

These are stated at adjusted cost up to December 31, 1995, and take the following into consideration:

Depreciation of property, plant & equipment is recorded using the straight-line method at the annual rates mentioned in Note 8.

The revaluation of property, plant & equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts. The referred revaluation was stated with a corresponding entry to the “Revaluation Reserve” account in the Shareholder’s Equity, and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “Retained Earnings”.

Interest charges on loans and financing for construction in progress are capitalized as part of the cost thereof.

The Company reviews long-lived assets, primarily buildings and water and sewage systems to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations. The carrying value of assets or groups of assets is written down to realizable value if and when appropriate.

Contributions of property, plant and equipment by third parties and from government entities to allow the Company to supply water and sewage services are recorded as a capital reserve.

Construction-in-progress is recorded at cost and primarily related to construction projects under contract with third parties.

Improvements to existing property are capitalized, while costs of maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction-in-progress.

(k) Concessions

As from 1999, acquisitions of third parties’ concession rights have been recorded at the value shown in technical reports of economic-financial evaluation. Such rights are recorded as intangible assets in property, plant & equipment and amortized on the straight-line basis during the term provided for in the contract.

(l) Deferred Assets

Deferred charges are comprised primarily of deferred project costs and technical studies, wich are being amortized using the straight-line method over 5 years from the date when benefits start to be generated.

(m) Loans and Financing

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses up to closing date.

Loans and financing denominated in foreign currency are converted into reais at the year-end closing date. The adjustments resulting from monetary variations are recorded, when incurred, as “Financial Results, net”.

(n) Salaries and payroll charges

Salaries, provisions for vacation pay, 13th salary and complementary payments agreed upon collective bargaining agreements, added by the corresponding payroll charges, are recorded on an accrual basis.

(o) Provision for Contingencies

Set up to cover losses assessed as probable by the Company’s legal advisors and of estimated amount as of December 31, 2006 and 2005, related to civil, tax, labor and environmental claims in the administrative and judicial court levels. Provisions for contingencies balances are being disclosed net of the related escrow deposits.

(p) Environmental costs

Costs relating to ongoing environmental programs are expensed in the income statement, as incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent to the Company’s activities

(q) Pension obligation

The Company sponsors a private defined benefit pension plan. The CVM resolution 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding to the plan assets. These liabilities as allowed by the referred resolution, have been recognized over a period of 5 years, from the fiscal year of 2002.

(r) Interest on shareholders’ equity

This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, limited to the daily pro-rata variation of the Long-Term Interest Rate (“TJLP”) and recorded in shareholders’ equity.

(s) Use of estimates

The preparation of financial statements requires management to make estimates based on certain assumptions that affect the reported amounts of assets and liabilities and the reported amounts or revenues and expenses for the reporting periods. Actual results could differ from those estimates.

(t) Net profit per share

This is calculated based on the number of shares outstanding at the balance sheet date.

4. CASH AND CASH EQUIVALENTS

	2006	2005

Cash and banks	80,118	124,455
Financial investments	248,088	155,718

	328,206	280,173

5. CUSTOMER ACCOUNTS RECEIVABLE

(a) Balances

	2006	2005
	(Adjusted)
Private-sector customers
General customers and special customers (i) (ii)	667,143	687,155
Agreements (iii)	179,353	142,139
	846,496	829,294
Government Entities:
Municipal	446,495	377,373
Federal	23,524	19,391
Agreements	85,909	59,408
	555,928	456,172
Wholesale customers - municipal authorities: (iv)
Guarulhos	340,534	294,035
Mauá	115,189	94,887
Mogi das Cruzes	4,139	4,145
Santo André	289,592	256,063
São Caetano do Sul	2,932	2,708
Diadema	85,620	76,054
Total wholesale customers - municipal authorities	838,006	727,892

Unbilled amounts	290,578	239,832
Subtotal	2,531,008	2,253,190
Allowance for doubtful accounts	(1,123,157)	(920,736)
Total	1,407,851	1,332,454

Current portion	1,111,289	1,069,098
Non current portion (v)	296,562	263,356

(i) General customers - residential and small and medium-sized businesses.

(ii) Special customers - large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.)

(iii) Agreements - renegotiation of past due debts into installments, added by monetary variation and interests, with maturity dates between 6 and 12 months, except for agreements with municipal City Halls, with maturity dates up to 2011.

(iv) Wholesale customers - municipal authorities - Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, some of these municipalities judicially contest the tariffs charged by Sabesp and do not pay the amounts in dispute. Based on the collection history, these amounts are classified as non current assets, as demonstrated below:

	2006	2005

Balance in the beginning of the fiscal year	727,892	632,244
Billings for services provided	265,298	241,126
Collections -current year services	(133,926)	(113,496)
Collections - prior years’ services	(21,258)	(31,982)
Balance at end of year	838,006	727,892

Current portion	16,170	13,092
Non current portion	821,836	714,800

(v) The non current portion comprises past due and renegotiated accounts receivable with customers and past due amounts from the wholesale supply to municipal authorities, and it is recorded net of the allowance for doubtful accounts.

(b) Customer accounts receivable aging summary

	2006	2005

	(Adjusted)

Current	705,863	669,917
Past due:
Up to 30 days	247,970	174,129
From 31 to 60 days	72,064	86,206
From 61 to 90 days	48,962	61,743
From 91 to 120 days	40,540	52,237
From 121 to 180 days	71,101	95,253
From 181 to 360 days	186,387	114,382
For more than 360 days	1,158,121	999,323

Total	2,531,008	2,253,190

(c) Allowance for doubtful accounts

(i) Changes in the allowance for doubtful accounts are as follows:

	2006	2005

Balance at beginning of year	920,736	759,640

Private-sector customers/government entities	87,160	23,457
Wholesale customers	115,261	137,639

Additions in the fiscal year	202,421	161,096

Balance	1,123,157	920,736

Current portion	501,500	401,104
Long-term portion	621,657	519,632

(ii) In the income

The Company recorded direct charges for probable losses in accounts receivable incurred in 2006, in the amount of R$ 318,160, being R$ 115,739 (net of recoveries) written-off from accounts receivable (in 2005 - R$ 94,196), directly to the income for the year, recorded in “Selling Expenses”. These losses amounted to R$ 255,292 in 2005.

6. TRANSACTIONS WITH RELATED PARTIES

The Company is party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Accounts Receivable from Shareholder

	2006	2005

Current:
Water and sewage services (i)	308,030	237,701
GESP Agreement (iii) (iv)	59,834	54,806

Total current	367,864	292,507

Long-term:
Water and sewage services - GESP Agreement	89,012	127,879
Reimbursement for pension benefits paid (ii)	774,455	672,715

Gross long-term receivable from shareholder	863,467	800,594
Total receivable from shareholder	1,231,331	1,093,101

Water and sewage services	456,876	420,386
Reimbursement for pension benefits	774,455	672,715

	1,231,331	1,093,101

(b) Interest on Shareholders’ Equity	396,361	260,240

(c) Operating Revenues

Gross revenue from sales and services

Water sales	175,124	161,798
Sewage services	146,074	134,313
Collections	(199,375)	(233,039)

(d) Financial revenues	50,882	32,293

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74. At December 31, 2006 and 2005, 2,670 and 2,761 retirees, respectively, received supplementary pension payments, for which the Company paid R$ 101,740 and R$ 96,388 at December 31, 2006 and 2005, respectively. There were 163 active employees at December 31, 2006, who will be entitled to such benefits at the time of their retirement, as compared to 189 at December 31, 2005.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy - “DAEE”, having the State Department of Water Resources, Sanitation and Works as intervening party, under which the State Government, by force of Law no 200/74, acknowledged to be responsible for the benefit arising out of supplementation of retirement and pension payments and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value to date of the Agreement was R$ 678,830, of which R$ 320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, the Water and Electric Power Department - “DAEE” intends to transfer these properties to the Company to reduce the amounts owed to the Company. The reservoirs evaluation works has been completed and approved by the Board of Directors of the Company, which works indicated an amount of R$ 300,880 (base date - June, 2002), as shown in the respective report. However, there is a public civil action at the Court of Justice of the State of São Paulo involving the transfer of these reservoirs. The Company’s legal counsels assess the risk of loss from the lawsuit as probable, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

Based on official notice no. 53/2005 of the State Capital Defense Council - “CODEC”, dated March 21, 2005, negotiations have restarted between the Company and the State Government with a view to restate the debt for supplementary retirement and pension benefits, under the terms defined in the GESP agreement, including amounts due after November, 2001. These negotiations shall result in a second amendment to the Agreement between the State Government and Sabesp. The Company shall retain Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP - “FIPECAFI” to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney.

Once the amounts and any monetary adjustment criterion are established, SABESP will be able to take applicable actions in order to start the process of receiving the amounts due by the Government of the State of São Paulo.

It is not possible to determine the net effects on the balance sheet resulting from such negotiation. Management does not expect to incur significant net losses relating to any differences between the amounts recorded as due from the State Government and the amounts actually paid by Sabesp.

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$ 581,779, including monetary adjustments based on the Reference Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$ 518,732, including (1) amounts declared and paid relationg to years prior to 2003 (R$ 126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (3) amounts declared and paid relating to 2003 (R$ 360,667).

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining obligation of R$ 176,890 at February 29, 2004 will be payable in monthly installments from May 2005 through April 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

In 2005 occurred the offset of R$ 105,520 with interests on shareholders’ equity from 2003, as forecasted. In 2006, the Company received the amount of R$ 47,228 corresponding to the installments from January through October. In accordance with the official notice GS nr. 136/2007, the State Government, through the Finance Secretariat, affirmed that it will make the payment of the installments due in November and December 2006 as well as those due in January and February 2007.

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

(e) Cash and cash equivalents

The Company’s balance of cash and short-term investments accounts with financial institutions controlled by the State Government was R$ 287,999 and R$ 242,021 at December 31, 2006 and 2005, respectively. The financial income from such investments was R$ 50,882 and R$ 32,293 in fiscal years ended December 31, 2006 and 2005, respectively. The Company must, by force of State Decree, invest its excess resources together with financial institutions controlled by the State.

(f) Arrangements to use reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by the State Department of Water and Energy - “DAEE”; in case these reservoirs were not available for the Company’s use, there could have been the need to obtain water from more distant locations. The Company does not pay any fees with respesct to the use of these reservoirs, but is responsible for maintaining and funding the operating costs of these reservoirs.

(g) Contracts with reduced Fare for State and Municipal Public Entities that adhere to the Program of Rational Use of Water

The Company has entered into contracts with public entities related to the Government of the State and to the municipalities involving approximately 6,800 real estates that are benefited with a 25% tariff reduction for water and sewage services. The contract provides for the implantation of the program of rational use of water, which considers the reduction in water consumption.

(h) Guarantees

The Government of the State of São Paulo concedes guarantees for some loans and financings of the Company and it does not charge any fees related to them.

Management is doing its best efforts to maintain in permanent basis the payments of the State with regards to the transactions between the parties.

7. INDEMNITIES RECEIVABLE

Indemnities Receivable is a non current asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for the unilateral withdraw of the concessions of water and sewage services from the Company in 1995. On December 31, 2006 this asset amounted to R$ 148,794.

Under these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession services commitments. Due to the unilateral termination of the concessions of Diadema and Mauá, the municipalities have assumed the responsibility to provide water and sewage services in those areas. At that moment, the Company reclassified the property, plant and equipment balances related to the impounded assets used in those municipalities to non current assets (indemnities receivable) and it has recorded non indemnifiable costs in order to reflect the assets by the recoverable amounts contractually estimated as indemnification by the Company before the competent authorities. The net book value of the property, plant and equipment items related to the municipality of Diadema, written-off for accounting purposes in December 1996, was R$ 75,231 and the indemnification balance and other credits receivable from the municipality was of R$ 62,876 on December 31, 2006. The net book value of the property, plant and equipment items related to the municipality of Mauá, written-off in the fiscal year 1999, was R$ 103,763, and the balance of indemnifications receivable from the municipality was R$ 85,918 on December 31, 2006.

The Company’s rights to the recovery of these amounts are being disputed by the municipalities and no amount has been received up to the moment.

Sabesp filed judicial demands to collect the amounts due by the municipalities. With regards to Diadema, the first court level judge decided against Sabesp, against which there was an appeal in November 2000. On Deceber 1, 2005 a partial acceptance to Sabesp’s appeal was granted to declare the validity of the agreement entered into with the municipality of Diadema. On November 11, 2006 the City Hall filed special and extraordinary appeals, and on November 21, 2006 the decision allowing the Company to present its responses to the referred appeals was published, which has been done on December 6, 2006.

With regards to Mauá, a first court level decision was given requiring that the Municipality pay an amount of R$ 153,2 million as compensation for the loss of profits. This decision was appealed by Mauá on April 15, 2005 and it is still pending a decision by the Court of Justice. On July 4, 2006, the sentence was converted into a diligence comprised by an expert clarification about the amount attributed for indemnification purposes, which has not yet been provided by the expert.

Based on the legal counsel opinion, Management continues to affirm that the Company has legal right to receive the amounts corresponding to the indemnification and it continues to monitor the situation of the legal proceedings.

8. PROPERTY, PLANT AND EQUIPMENT

	2006			2005

	Restated	Accumulated
	Cost	Depreciation/	Net	Net

In use:
Water systems:
Land	941,757	-	941,757	938,589
Buildings	2,717,073	(1,430,391)	1,286,682	1,347,845
Connections	833,600	(349,392)	484,208	481,894
Water meters	277,623	(143,175)	134,448	135,512
Networks	3,328,333	(1,017,475)	2,310,858	2,297,167
Equipment	265,552	(177,394)	88,158	92,619
Other	599,216	(247,918)	351,298	285,314
	8,963,154	(3,365,745)	5,597,409	5,578,940
Sewage system:
Land	346,471	-	346,471	352,080
Buildings	1,516,769	(577,730)	939,039	941,552
Connections	881,024	(353,922)	527,102	526,334
Networks	4,933,032	(1,139,085)	3,793,947	3,626,180
Equipment	436,444	(358,632)	77,812	148,870
Other	126,899	(47,323)	79,576	14,500
	8,240,639	(2,476,692)	5,763,947	5,609,516
General use:
Land	107,707	-	107,707	102,952
Buildings	133,705	(74,067)	59,638	55,890
Transportation equipment	136,129	(129,234)	6,895	10,591
Furniture, fixtures and equipment	310,122	(203,711)	106,411	99,368
Free lease land	20,556	-	20,556	25,312
Free lease assets	8,457	(2,535)	5,922	6,520
	716,676	(409,547)	307,129	300,633
Subtotal in use	17,920,469	(6,251,984)	11,668,485	11,489,089
Construction in progress:
Water systems	708,646	-	708,646	683,094
Sewage systems	1,454,445	-	1,454,445	1,421,491
Other	5,922	-	5,922	19,907
Subtotal in progress (d)	2,169,013	-	2,169,013	2,124,492

Grand Total	20,089,482	(6,251,984)	13,837,498	13,613,581

The fixed assets represent the assets involved in the service providing of supply of water and collection of sewage in 352 municipalities. In the other municipalities, which were negotiated by financial economic appraisal SABESP holds the possession of the assets.

In 2006, 120 (one hundred twenty) concession contracts expired, being that all of them are under negotiation. The net book value of the fixed assets in the Municipalities where the concessions are under negotiation (2006) or that will expire in 2007 amounts to R$ 1.94 billion.

In 2006, the depreciation costs of these municipalities were of R$ 122,785.

The concession contracts provide that the assets shall turn to the conceding power at the end of the term, either by means of indemnification by the residual amount or market value in accordance with the established in each agreement.

(a) Depreciations

Depreciation is calculated at the following annual rates: - edifications - 4%, interceptors and networks - 2%, machinery and equipment - 10%, hydrometers - 10%, vehicles - 20%, information technology hardware - 20%, residential connections- 5% and office furniture - 10%.

(b) Disposals of property, plant and equipment

In 2006, the Company wrote-off property, plant and equipment in the amount of R$ 54,350, which resulted in a total loss of R$ 47,807 (R$ 19,051 in 2005). Of these losses, R$ 21,348 (R$ 9,879 in 2005) related to the obsolescence, theft or disposal of assets in use, and R$ 26,459 related to economically unfeasible projects. In 2005, R$ 9,172 releted to construction in progress, due to discontinued construction, non-productive wells and construction in progress projects which were determined to be no longer economically feasible.

(c) Capitalization of interests and financial charges

The Company capitalized interests and monetary variation, including foreing currency exchange variation, to property, plant and equipment in the amount of R$ 5,784 for the year ended on December 31, 2006 (2005 - R$ 4,335), during the period in which the related assets were under construction.

(d) Construction in Progress

Construction in progress primarily related to new projects and operating improvements, are as follows:

	2006	2005
Water systems:
Networks and connections	227,360	238,122
Transmission	29,626	36,712
Water treatment	80,130	97,502
Sub-transmission	188,342	155,493
Production and storage	126,519	116,306
Other	56,120	38,959
Total water systems	708,097	683,094
Sewage systems:
Collection	1,133,958	1,139,045
Treatment	187,047	182,967
Others	133,989	99,479
Total sewage systems	1,454,994	1,421,491
Others	5,922	19,907
Total	2,169,013	2,124,492

Estimated disbursements relating to construction works already contracted are estimated to be approximately R$ 1,009 million for fiscal years from 2007 to 2012 (unaudited).

(e) Expropriations

Development of major water and sewage systems frequently requires the expropriation or establishment of rights of way through third-party properties. The owners of these properties are generally compensated either through negotiated settlements or judicial arbitration.

Disbursements to be effected as from fiscal year 2007 are estimated to be approximately R$ 467 million (unaudited), which will be paid out of Company funds. The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. In 2006, the amount referring to expropriations was R$ 8,385 (2005 - R$ 11,472).

(f) Assets in guarantee

At December 31, 2006 and 2005, the Company had assets in the amount of R$ 249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (Note 12).

Additionally, three of the Company’s real estates, in the amount of R$ 60,539, have been pledged as guarantee for financing together with the International Bank for Reconstruction and Development - Bird (note 10 (h)).

(g) Non-operating assets

The Company had R$ 26,478 at December 31, 2006 (2005 - R$ 31,832) referring to other non-operating assets given as free leases, comprised primarily of lands surrounding reservoirs.

(h) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at December 31, 2006 would be R$ 430,375 (2005 - R$ 461,068). In the years ended on December 31, 2006 and 2005, the realized revaluation reserve amounts were R$ 102,272 and R$ 89,449, respectively.

(i) Totally depreciated assets

On December 31, 2006 the gross accounting value of the totally depreciated assets which are still in use is R$ 426,659 (2005 - R$ 336,086).

9. INTANGIBLE ASSETS

As of the fiscal year 1999, the negotiations related to the new concessions started to be performed considering the financial economic value of the business, defined in an appraisal report, issued by independent experts.

The amount defined in the respective contracting instrument, after the celebration of the deal together with the municipality, with the realization by means of underwriting stock of the Company or in cash, it is registered under this line item and amortized over the concession period (normally on a 30-year term). On December 31, 2006 and 2005 there were no pending amounts related to these payments to the municipalities.

The net disclosed amount refers to the assumption of the following municipalities:

		Accumulated
	Cost	Amortization	Net	Net

	2006			2005

Agudos	7,538	(1,887)	5,651	5,712
Bom Sucesso do Itararé	338	(21)	317	118
Campo Limpo Paulista	11,811	(2,773)	9,038	9,153
Conchas	2,250	(482)	1,768	1,762
Duartina	1,462	(284)	1,178	1,232
Estância de Serra Negra	13,255	(1,402)	11,853	10,471
Itapira	14,729	(1,330)	13,399	13,924
Itararé	5,554	(1,418)	4,136	4,284
Marabá Paulista	444	(80)	364	292
Miguelópolis	4,083	(1,080)	3,003	3,039
Osasco	269,068	(59,813)	209,255	209,212
Paraguaçu Paulista	14,166	(3,706)	10,460	10,735
Paulistânia	150	(28)	122	127
Sandovalina	215	(49)	166	170
Santa Maria da Serra	1,090	(223)	867	700
São Bernardo do Campo	237,459	(23,070)	214,389	222,345
Várzea Paulista	11,999	(2,847)	9,152	9,242
Total	595,611	(100,493)	495,118	502,518

The amortization of the intangible assets is performed during the term of the concession contracts of the assumed municipalities.

10 -LOANS AND FINANCING

	2006			2005

	Current	Non Current	Total	Current	Non Current	Total	Guarantees	Final Maturity Date	Annual interest rate	Adjustment to inflation

In local currency:
Banco do Brasil	215,723	1,854,042	2,069,765	194,238	2,028,429	2,222,667	State of S. Paulo Government and Own Funds	2014	8.50%	UPR
Debentures 4th Issue	-	-	-	99,998	-	99,998		2006	CDI+1.2%	-
Debentures 5th Issue	46,038	-	46,038	148,917	148,917	297,834		2007	10.65%	IGP-M
									CDI+1.75% e
Debentures 6th Issue	231,813	397,165	628,978	-	614,383	614,383		2010	11%	IGP-M
									CDI+1.5% e
Debentures 7th Issue	-	304,350	304,350	-	300,516	300,516		2010	10.8%	IGP-M
									CDI+1.5% e
Debentures 8th Issue	-	709,815	709,815	-	696,594	696,594		2011	10.75%	IGP-M
Caixa Econômica Federal	49,648	477,628	527,276	42,938	459,919	502,857	Own Funds	2007/2022	5% a 9.5%	UPR
FIDC - Sabesp I	55,555	180,556	236,111	-	-	-	Own Funds	2011	CDI + 0.70%
Brazilian Economic and Social Development Bank -									3% + TJLP
BNDES	31,515	154,043	185,558	28,699	182,358	211,057	Own Funds	2013	LIMITE 6%
									12% / CDI
Other	2,791	23,136	25,927	2,505	24,308	26,813		2009/2011	/TJLP + 6%	UPR
Accrued Interest and financial charges	99,252	20,891	120,143	115,554	-	115,554

	732,335	4,121,626	4,853,961	632,849	4,455,424	5,088,273

In foreign currency:
Eurobonus: US$ 238,052 thousand (2005 -US$ 225,000
thousand)	-	508,955	508,955	-	526,658	526,658		2008/2016	12% e 7.5%	US$
Interamerican Development Bank (IDB): US$ 435,867										Currency bsket
thousand (2005-US$ 435,451 thousand)	99,930	831,952	931,882	101,157	918,103	1,019,260	Federal Government	2007/2025	3.00% a 7.70%	var. +US$
International Bank for Reconstruction and Development
- BIRD (“World Bank”): US$ 2,223 thousand (2005-										Currency bsket
US$ 6,439 thousand)	4,752	-	4,752	10,049	5,023	15,072	Federal Government	2007	5.15%	var. +US$
JBIC - Yens 652,814	-	11,721	11,721	-	-	-	Federal Government	2029	1.8% e 2.5%	Yens
Société Générale: (2005-€ 1,020 thousand)	-	-	-	2,824	-	2,824	Federal Government	2006	4.04%	EUR
Accrued Interest and financial charges	15,458	-	15,458	12,134	-	12,134

	120,140	1,352,628	1,472,768	126,164	1,449,784	1,575,948

Total loans and financing	852,475	5,474,254	6,326,729	759,013	5,905,208	6,664,221

Exchange rate at December 31, 2006: US$ 2.1380; Yens 0.017954 - (2005 - US$ 2.3407; Euro 2.76905)
On December 31, 2006 the Company did not record any balances of short-term loans and financing.

(a) Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, charges and payments are made on the “Price” amortization system, indexed monthly to the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest 8.5% per year. Interest and principal are payable monthly, with final maturity in 2014. This financing is guaranteed by the State of São Paulo Government’s revenue and by the Company’s own revenues.

(b) Debentures

(i) 4th Issue

On April 1, 2001 the Company made a public placement of 30,000 non-convertible, registered, book-entry type, single series, non-renegotiable debentures, at the unit value of R$ 10, in an aggregate amount of R$ 300,000. The placement of these debentures in the local market occurred through an auction held on June 8, 2001 and the payment of the last installment occurred on December 15, 2006.

(ii) 5th Issue

On April 1, 2002 the Company made a public placement for the 5th issue of simple, book-entry, registered, unsecured, non-convertible debentures, with face value of R$ 10. The amount of the 2nd issue is monthly changed, due to its characteristics, in accordance with the indenture.

40,000 debentures were issued, distributed in two series, as follows:

	1st Series	2nd Series
Placement date	05/16/2002	05/16/2002
Number	31,372	8,628
Face value of Issue	R$ 313,720	R$ 86,280
Original yield	CDI + 1.85% per year	IGP-M + 13.25% per year
Interest payments	Quarterly, except for last installment on	Annual, except for last installment in
	03/01/2007	03/01/2007
Amortization	3 installments on 04/01/2005,	3 installments on 04/01/2005,
	04/01/2006 and 03/01/2007	04/01/2006 and 03/01/2007

The interest rates for the two series were renegotiated for the last time in April 2005, whereby the rate for the 1st Series was changed from CDI + 2.0% per year to CDI + 1.1% per year, and the rate for the 2nd Series was changed from IGPM + 12.7% per year to IGPM + 10.65% per year, in effect until the agreement conclusion.

Interest expense was R$ 10,991 and R$ 45,015 in 2006 and 2005, respectively relating to the 1st Series, and R$ 6,089 and R$ 11,584, respectively, relating to the 2nd Series. The remaining balance of R$ 3,571 (2005 - R$ 7,032) relating to the 2nd Series is recorded under “Loans and financing”, in current liabilities.

On April 19, 2006, the Company made the anticipated settlement of the 5th issue of debentures, 1st series which maturity was scheduled for March 2007, through the use of part of the resources obtained from the funding of the Investment Fund in Credit Rights Sabesp I - FIDC, in the amount of R$ 106,373.

(iii) 6th Issue

On September 17, 2004, the Company registered with the CVM a securities program in the total amount of R$ 1,500,000. As part of such program, on September 1, 2004 the Company issued 600,000 debentures, distributed in three series, without renegotiation with face value of R$ 1, totaling R$ 600,000. The date of the financial settlement of the transaction was September 21, 2004 for the 1st series, and September 22, 2004, for the 2nd and 3rd series.

The debentures were placed on the market as follows:

	Amount	Adjustment	Interest	Interest payment	Amortization	Maturity date
1st Series	231,813	-	CDI+1.75% p.a.	Semiannual	Single payment	Sep/2007
2nd Series	188,267	IGP-M	11%	Annual	Single payment	Sep/2009
3rd Series	179,920	IGP-M	11%	Annual	Single payment	Sep/2010

Interest expense was R$ 38,054 and R$ 46,481 in 2006 and 2005, respectively, relating to the 1st series; R$ 21,932 and R$ 21,420, respectively, relating to the 2nd series, and R$ 20,960 and R$ 20,470, respectively, relating to the 3rd series. Remaining balances to be paid in the amount of R$ 10,974 (2005 - R$ 14,837) for the 1st series; R$ 6,841 (2005 - R$ 6,757) for the 2nd series, and R$ 6,538 (2004 - R$ 6,458) for the 3rd series, are recorded under “Loans and financing” in current liabilities.

(iv) 7th Issue of Debentures

Within the program registered together with the CVM on September 17, 2004, the Company issued, in March 1, 2005, 300,000 debentures distributed into two series, without renegotiation, at the par value of R$ 1, totaling R$ 300,000. The date of the financial settlement was March 14, 2005.

The debentures were placed in the market as follows:

	Amount	Adjustment	Interests	Interest Payment	Amortization	Maturity Date
1st series	200,000	-	CDI + 1.5%p.a.	Semiannual	Single payment	Mar/2009
2nd series	100,000	IGP-M	10.80%	Annual	Single payment	Mar/2010

Interest expense was R$ 32,305 and R$ 33,378 in 2006 and 2005, respectively, relating to the 1st series; and R$ 11,162 and R$ 9,013, respectively, relating to the 2nd series. Remaining balances to be paid, in the amount of R$ 9,304 (2005 - R$ 12,631) for the 1st series and R$ 9,218 (2005 - R$ 9,013) for the 2nd series, are recorded under “Loans and financing” in current liabilities.

(v) 8th Issue of Debentures

In completion to the program registered at the CVM on September 17, 2004 the Company issued, on June 1st, 2005, 700,000 debentures, using the option to increase the quantity of debentures allowed up to 20%, according to the paragraph 2 of article 14 of the CVM inscription nr. 400/03, distributed in two series, without renegotiation, at par value of R$ 1, amounting to R$ 700,000. The settlement date of the financial operation was June 24, 2005. The amount received has been destined to the settlement of the Eurobonds contract (note 10 (f(i))).

The debentures were placed in the market as follows:

	Amount	Adjustment	Interests	Interest Payment	Amortization	Maturity Date
1st series	350,000	-	CDI+1.5% p.a.	Semiannual	Single payment	Jun/2009
2nd series	350,000	IGP-M	10.75% p.a.	Annual	Single payment	Jun/2011

Interest expense was R$ 56,385 and R$ 41,028 in 2006 and 2005, respectively, relating to the 1st series, and R$ 37,953 and R$ 21,420, respectively, relating to the 2nd series. Remaining balances to be paid, in the amount of R$ 3,668 (2005 - R$ 5,341) for the 1st series, and R$ 21,773 (2005 - R$ 21,420) for the 2nd Series, are recorded under “Loans and financing” in current liabilities.

Financial covenants of the 6th, 7th and 8th issue of debentures

  Adjusted current ratio (current assets divided by current liabilities, excluding from the current liabilities the short-term portion of the long-term debts undertaken by the Company) over 1.0.
  EBITDA/Financial Expenses equal to or less than 1.5.
  Non-compliance with these obligations will not be evidenced unless if recorded in quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.

(c) Caixa Econômica Federal

Pro-Sanitation Program

(i) Water and sewage agreements

During 1996 through 2004, the Company entered into several loan agreements under Pro-Sanitation Program, with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. The loans are collateralized by collections of the daily billings from water supply and sewage services up to the total amount of the debt.

Contractually established repayment terms range from 120 to 180 months, from the date the related projects become operational.

The balance at December 31, 2006 is R$ 506,221 (2005 - R$ 482,984), being the amount to use from these contracts of R$ 463,851.

Contract charges are as follows:

Contract executed in:

	1996	1997	1998 - 2004

Interest rates	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.
In the grace period:
Risk fee	1.0% on disbursed amount	1.0% on disbursed amount	0.6% p.a. or 2% p.a. on outstanding balance
Management fee	0.12% p.m. on contract value	2.0% p.a. on disbursed value	1.0% p.a. on disbursed value or 2% p.a. on outstanding balancefor agreements executed in 2003-2004.

In the repayment stage:
Management fee	Difference between calculation of installment at the rate of 10.5% p.a.	1.0% p.a. on outstanding balance	1.0% p.a. on outstanding balance

(ii) Pro-sanitation Program - “Pró-Sanear”

In 1997 and 1998 contracts were signed under the Pro-Sanitation - “Pró-Sanear” program for the improvement of water and sewage services in several municipalities of the Metropolitan Region of São Paulo, with the participation of the communities receiving the services. The loans are collateralized by collections of the billings from water supply and sewage services up to the total amount of the debt. Contractually established repayment terms are 180 months from the date the related projects become operational. Outstanding loan balances at December 31, 2006 and 2005 were R$ 21,055 (2005 - R$ 19,873), being the amount available for use from these loans for projects already in progress of R$ 10,885.

Applicable financial charges:

Interest rate - 5.0% p.a.
Management fee (Grace period) - 2.0% p.a. on outstanding balance
Management fee (amortization stage) - 1.0% p.a. on outstanding balance
Risk fee (grace period) - 1.0% on disbursement

Financial covenants:

  Under the Performance Improvement Agreement, goals are set for financial indexes (operating margin, personnel expense margin and revenue evasion index) and operating indexes which, based on the previous 2 years, are semiannually projected for the next 2 years.

(d) BNDES

Agreement 01.2.619.3.1 - Executed in August 2002, in the total amount of R$ 60,000, with the purpose of financing part of the Company’s counterparty in the performance of the Tietê River Depolluting Project - Stage II, object also of loan agreement no. 1212/OC - BR, with the Interamerican Development Bank - IDB. The related project is in the execution stage, the total amount disbursed in 2005 having been R$ 8,093, and the outstanding balance at December 31, 2006 was R$ 46,389 (2005 - R$ 52,735).

Onlending agreement 10/669.748 -6, in the total amount of R$ 180,000, distributed among the financial agents in the following proportions:

Agent	Amount

Unibanco - União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the execution stage, the total amount disbursed at December 31, 2006 the outstanding balance was R$ 139,169 (R$ 158,322 in 2005). The onlending agreement funds are passed on from BNDES to the financial agents, and by the agents to the Company. The onlending agreement has the same purpose as the agreement entered into between BNDES and the Company, and the charges and amortization terms are equal for both, being::

Interest - Long-Term Interest Rate TJLP limited to 6% p.a., plus a spread of 3% per annum, payable quarterly during the grace period, and monthly in the repayment period. The portion of the TJLP that exceeds 6% p.a. shall be incorporated into the outstanding balance.

Monthly principal repayments began in September 2005, with final maturity in February 2013.

The agreements are collateralized by part of the revenue from water and sewage services.

Financial covenants:

  Adjusted current ratio: over 1.0;
  EBITDA / ROL: equal or higher than 38%;
  Total connections (water and sewage) / own employees: equal to or higher than 520;
  EBITDA / Debt Service: equal to or higher than 1.5;
  Shareholders’ Equity / Total Liabilities: equal to or higher than 0.8.

(e) FIDC

On March 23, 2006 a single series of senior quotas and 26 (twenty six) subordinated quotas were issued, kept in deposit account in name of their respective holders, with unit value at the date of issuance corresponding to R$500,000 (five hundred thousand reais). The senior quotas are being amortized in 54 (firty four) monthly installments, beginning on October 2006 and with final maturity in 2011. On December 31, 2006 the balance related to the subordinated quotas was R$ 14,316, recorded as “Other Accounts Receivable” in non current assets; the balance related to the senior quotas was R$ 236,111 recorded as “Loans and Financing”. The subordinated quotas were underwritten and paid up exclusively by Sabesp. The fund has a profitability parameter corresponding to 100% (one hundred per cent) over the DI rate, added by a pre-fixed coupon of 0.70% (seventy centesimal points per cent) interest per year, based on 252 working days, observed the terms of its regulation.

The Fund is managed by Caixa Econômica Federal and has as custody and underwriting agent Banco do Brasil S.A.

The resources obtained, in the amount of R$ 250 million, were used by the Company for the settlement of debts during the year 2006.

(f) Eurobonds

(i) A foreign credit transaction was entered into in July, 1997, having “UBS - Securities LLC” as lead arranger and “Deutsche Morgan Grenfell” and “BB Securities” as co-lead arrangers, in the amount of US$ 275,000 thousand, with interest rate of 10% p.a.. In July 28, 2005 the Company settled the total contract with the resources obtained through the 8th issue of debentures.

(ii) In June 2003, the Company issued US$ 225 million 12% Notes due 2008. Interest is payable semiannually with final maturity in June 2008. “The Bank of New York” acted as lead arranger and “The Bank of Tokyo Mitsubishi Ltd.” as principal paying agent. These funds were used for final settlement of the Eurobonds issue of US$ 200,000 thousand matured in July 2003.

On November 6, 2006 the Company partially settled this loan, in the amount of R$ 272,811, with the resources obtained through the issue of Eurobonds in the amount of US$140,000 thousand.

(iii) On November 3, 2006 an issue of Eurobonds took place (Eurobonds 2016) in the foreign market in the amount of US$140,000 thousand, having as leader “Deutsche Bank Trust Company Americas” and as principal paying agent “Deutsche Bank Luxembourg S.A.”, with interest rate of 7.5% p.a. paid semi-annually and with final maturity in November 2016. As mentioned in (ii) above, the resources were used for the advanced and partial settlement of the issue of Eurobonds of US$225,000 thousand with final maturity in June 2008, and the redempted amount was US$126,948 thousand.

As a result of the advanced settlement of Eurobonds 2008, an amendment to the contract has been executed cancelling the obligation of financial convenants.

Financial Covenants - for Eurobonus 2016.

Limiting the incurrence of new debt in such a way that:

  the total adjusted indebtedness in relation to Ebitda shall not be higher than 3.65 the Company’s debt service coverage ratio determined in the date of incurrence shall not be less than 2.35.

(g) Inter-American Development Bank (IDB)

Agreement 229 - In June 1987, the Company signed a loan agreement with the IDB for US$ 163 million destined to the execution of a sewage program in the São Paulo Metropolitan Region. Semiannual principal repayments began in January 1994, with final maturity in July 2007. The loan bears interest of 7.7% per annum. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in June 1987, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement on December 31, 2006 was US$ 13,047 thousand, equivalent to R$ 27,894 (2005 - R$ 61,051)

Agreement 713 - In December 1992, the Company signed a loan agreement with the IDB for US$ 400 million destined to the execution of the Tietê River Clean-up Project - Stage I. Semiannual principal repayments began in June 1999, with final maturity in December 2017. The loan bears interest at variable rate based on the cost of funding to the IDB. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement on December 31, 2006 was US$ 237,593 thousand, equivalent to R$ 507,974 (2005 - R$ 593,868).

Agreement 896 - In December 1992, the Company signed an additional loan agreement with the IDB for US$ 50 million for the Tietê River Clean-up Project - Stage I. This loan bears interest at 3.0% per annum. Semiannual principal repayments began in June 1999, with final maturity in December 2016. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2006 was US$ 27,778 thousand, equivalent to R$ 59,389 (2005 - R$ 71,521).

Agreement 1.212 - In July 2000, the Company signed a loan agreement with the IDB for US$ 200 million to finance the Tietê River Clean-up Project - Stage II. The related project is in the execution stage, the total amount disbursed in 2006 having been US$ 38,803 thousand and the amount available for use from these loans is US$ 36,098 thousand. The loan will be repaid in semiannual installments and the last one is in July, 2025. The loan bears interest semiannually, on the daily outstanding balance, at the annual rate determined in accordance with the costs of loans borrowed by the bank in the previous semester, plus a spread, being variable for each semester. The outstanding balance of such agreement at December 31, 2006 was US$ 157,449 thousand, equivalent toR$ 336,625 (2005 - R$ 292,820).

Financial covenants

  Agreement 229 - Long term debt must not exceed 1.5 times the shareholders’ equity.

  Agreements 713, 896 and 1.212 - Tariffs must: a) produce enough revenue to cover the system operating expenses, including those related to management, operation, maintenance and depreciation; b) ensure profitability on property, plant and equipment of not less than 7%. During the performance of the project the outstanding balances of short-term loans must not exceed 8.5% of the Company’s shareholders’ equity.

(h) International Bank for Reconstruction and Development - BIRD

Agreement 3.504 - Aiming at transferring the funds of the agreement executed between the State of São Paulo and the BIRD in December 1992 and destined to the execution of the environmental clean-up of the Guarapiranga Basin, an onlending agreement between the State of São Paulo and the Company was executed in March 1993. In December 1992, a guarantee agreement was executed between the Federal Republic of Brazil and the BIRD, to warrant the provision of funds to meet the obligations set forth in the financing agreement. Semiannual principal repayments began in October 1997, with final maturity in April 2007. The loan bears interest at 0.5% p.a. above the BIRD’s funding cost. The outstanding balance of such agreement at December 31, 2006 was US$ 2,223 thousand, equivalent to R$ 4,752 (2005 - R$ 15,072).

(i) Japan Bank For International Cooperation (“JBIC”)

On August 06, 2004, the Company executed a financing agreement with the JBIC - Japan Bank for International Cooperation, guaranteed by the Federal Government, in the amount of 21,320 million Japanese Yens, equivalent to approximately R$ 422,840, which is intended for the Environment Recovery Program for the Metropolitan Region of Santos Coastal Area. The total term of the financing agreement is 25 years, comprising 18 years for amortization in semiannual installments and 7 years for grace period. Interests will be paid semiannually beginning on January, 2006 at the rate of 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The outstanding balance of this contract in December 31, 2006 was R$ 11,721.

(j) Financial Commitments - Covenants

All covenants are being met and, consequently, the balances of the loans and financings are duly classified between short and long term, in accordance to the contracts.

(k) Maturity dates of loans and financing

							2013
	2007	2008	2009	2010	2011	2012	onward	Total

In local currency	732,335	388,976	1,165,681	737,389	781,555	427,543	620,482	4,853,961
In foreign currency	120,140	281,670	72,035	72,035	72,652	72,651	781,585	1,472,768

Total	852,475	670,646	1,237,716	809,424	854,207	500,194	1,402,067	6,326,729

11. DEFERED TAXES AND CONTRIBUTIONS

(a) Balances

	2006	2005
In current assets (i)
Deferred income tax	5,205	7,889
Deferred social contribution	1,873	15,626
	7,078	23,515
In long-term assets (ii)
Deferred income tax	250,246	218,288
Deferred social contribution	92,408	80,532
	342,654	298,820
In current liabilities (iii)
Deferred PASEP	22,508	21,827
Deferred COFINS	53,851	49,066
	76,359	70,893
In non-current liabilities (iv)
Deferred income tax	63,594	62,162
Deferred social contribution	18,384	17,869
Deferred PASEP	17,033	14,980
Deferred COFINS	47,890	38,432
	146,901	133,443
Income
For the year
Income tax	(288,010)	(271,387)
Deferred income tax	14,539	43,242
	(273,471)	(228,145)

Social contribution	(95,113)	(72,039)
Deferred social contribution	(7,194)	(16,195)
	(102,307)	(88,234)

(i) In Current Assets

Mainly calculated on temporary differences in the amount of R$ 20,819 (2005 - R$ 31,557). The tax loss carryforwards basis of social contribution accumulated in December 31, 2005 was R$ 142,061 which was totally realized in 2006.

(ii) In Long-Term Assets

Mainly calculated on temporary differences in the amount of R$ 1,000,985 (2005 - R$ 873,152) related to income tax and R$ 1,026,756 (2005 - R$ 894,795) related to social contribution.

As per a technical feasibility study, the temporary differences mentioned in items (i) and (ii) are likely to be realized in 2007.

(iii) Current Liabilities

Substantially calculated on amounts invoiced to government agencies, being the calculation of the liability and the set up of the provision made when services are provided, and the settlement when the invoices are collected.

(iv) In non current liabilities

-Income Tax and Social Contribution

Substantially calculated based on temporary differences in the amount of R$ 254,376 (2005 - R$ 248,651) relating to income tax and R$ 204,269 (2005 - R$ 198,545) relating to social contribution.

- Pasep e Cofins

Substantially calculated on amounts invoiced to government agencies, being the calculation of the liability and the set up of the provision made when services are provided, and the settlement when the invoices are collected.

(b) Composition of deferred taxes and social contributions

In current assets:	2006	2005
Provision for contingencies	7,078	10,730
Tax loss carryforwards	-	12,785
	7,078	23,515
In long-term assets:
Provision for contingencies	226,265	197,486
Provision for pension obligations	106,097	90,889
Other	10,292	10,445
	342,654	298,820
Total deferred tax assets	349,732	322,335

In current liabilities:
Revenue from public entities	76,359	70,893

In non current liabilities
Profit for governmental agencies	81,978	80,031
Revenue for governmental agencies	64,923	53,412
	146,901	133,443
Total deferred tax liabilities	223,260	204,336

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the financial statements is reconciled from the nominal rates provided by law, as shown below:

	2006	2005
	(Adjusted)

Income before taxes on income	1,189,805	1,217,148
Statutory rate	34%	34%
Tax expense at statutory rate	(404,534)	(413,830)
Permanent differences
Realization of revaluation reserve	(34,772)	(30,413)
Interest on shareholders’ equity	92,086	118,393
Other differences	(28,558)	9,471
Income and social contribution taxes	(375,778)	316,379)

Current Income and social contribution taxes	(383,123)	(343,426)
Deferred Income and social contribution taxes	7,345	27,047
Effective rate	32%	26%

12. TAXES AND CONTRIBUTIONS PAYABLE

		Current		Non Current
	2006	2005	2006	2005
Income tax	-	2,040	-	-
Social contribution	-	2,536	-	-
COFINS and PASEP	38,142	39,470	-	-
Paes	41,897	39,401	230,440	256,114
Inss	18,230	17,320	-	-
Other	7,283	5,364	-	-
Total	105,552	106,131	230,440	256,114

The Company applied for enrollment in the Special Tax Debt Refinancing Program (“PAES”) on July 15, 2003 in accordance with Law No. 10,684 of May 30, 2003, in which the Company included certain tax liabilities related to COFINS and PASEP, debts involved in a lawsuit brought against the enforcement of Law No. 9718/98, and consolidated the previously outstanding balance of tax liabilities included under the Tax Recovery Program (“REFIS”). The total amount of tax liabilities included in the PAES was R$ 316,953, as follows:

Tax	Principal	Fine	Interest	Total

Cofins	132,499	13,250	50,994	196,743
Pasep	5,001	509	2,061	7,571
Refis	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The obligation is being paid in 120 months. The amounts paid in 2006 and 2005 were of R$ 40,824 and R$ 37,986, respectively, and financial expenses were recorded in the amount of R$ 17,646 and R$ 24,852, respectively. The outstanding balance in December 31, 2006 was R$ 272,337. Assets pledged as guarantee under the previous REFIS Program, in the amount of R$ 249,034, continue to secure amounts under the PAES Program.

13. PENSION OBLIGATIONS

(a) Health benefit plan

Managed by Fundação Sabesp de Seguridade Social - “SABESPREV”, the plan is comprised of free-election health benefit plans, funded by contributions from the sponsor and the participating employees, which were the following in the year:

Company: average of 7.00% (2005 - 6.89%) in average on the payroll;
Participating employees: 3.21% of base salary and bonus, corresponding to 2.3% of the gross payroll, on average.

(b) Pension benefits

Managed by Fundação Sabesp de Seguridade Social - “SABESP”, the defined benefit pension plan is supported by monthly contributions as follows: 2.10% from the Company and 2.19% from the participating employees. In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits paid granted and payable, to which the employees will be entitled after their service time.

Based on independent actuarial reports at December 31, 2006, calculated in conformity with the Projected Unit Credit Method, the Company had a net actuarial liability of R$ 321,212 (R$ 329,772 in 2005), representing the difference between the present value of the Company’s liability to the participating employees, retired employees, and pensioners, of the related assets, as shown below:

(i) Reconciliation of assets and liabilities	2006	2005

Present value of actuarial liabilities	(1,096,219)	(790,552)
Fair value of plan assets	812,909	678,185
Gains to be recognized in future years	(37,902)	(217,405)
Net actuarial liability	(321,212)	(329,772)
Portion of past service cost not recorded	-	53,214
Net liability recognized in the balance sheet	(321,212)	(276,558)

(ii) Expenses recognized in the statements of income

Current service cost	17,545	9,889
Interest cost	93,270	91,886
Expected return on plan assets	(83,065)	(70,221)
Amortization (gain)/loss	(9,508)	(5,312)
Employee contributions	(15,411)	(13,752)
Amortization of past service cost	53,214	53,215
Total	56,045	65,705

(iii) Changes in net actuarial liabilities	2006	2005

Present value of the net actuarial liability in the beginning of the year	(276,558)	(222,176)
Current service cost	(17,545)	(9,889)
Interest cost	(93,270)	(91,886)
Expected return on plan assets	83,065	70,221
Amortization (gain)/loss	9,508	5,312
Employee contributions	15,411	13,752
Amortization of past service cost	(53,214)	(53,215)
	(332,603)	(287,881)
Actual contributions by the Company in the year	11,391	11,323
Present value of net actuarial liability at the end of the year	(321,212)	(276,558)

(iv) Reconciliation of changes in the present value of liabilities

Fair value of plan assets in the beginning of the year	678,185	584,702
Actual return on plan assets	138,444	98,667
Actual contributions in the year	26,802	25,076
Benefits paid	(30,522)	(30,260)
Fair value of plan assets at the end of the year	812,909	678,185

(v) Reconciliation of changes in the present value of liabilities

Present value of liabilities in the beginning of the year	790,552	760,015
Current service cost	17,545	9,889
Interest cost	93,270	91,886
Benefits paid	(30,522)	(30,260)
Loss in the present value of liabilities	225,374	(40,978)
Present value of liabilities at the end of the year	1,096,219	790,552

(vi) Estimated expenses	2007	2006

Current service cost	33,440	17,545
Interest cost	131,848	93,270
Expected return on plan assets	(96,439)	(83,065)
Amortization (gain)/loss	-	(9,508)
Employees contributions	(12,925)	(15,411)
Amortization of past service cost	-	53,214
Total	55,924	56,045

(vii) Actuarial assumptions

Several statistical and other factors that attempt to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases as determined by the Company, within certain internal guidelines. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company are reviewed on a regular basis and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination/withdrawal rates or longer or shorter life spans of participants. Such differences may result in a significant impact on the amount of pension expense recorded by the Company.

We describe below the assumptions used for the actuarial valuation:

Economic assumptions	2006	2005

Discount rate	12.32% a.a.	12.32% a.a.
Expected rate of return assets	12.06% a.a.	12.06% a.a.
Future salary increases	6.08% a.a.	6.08% a.a.
Growth in social security benefits and
limits	4.00% a.a.	4.00% a.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%

Demographic assumptions for	2006	2005

Mortality table	AT 83	GAM 83
Disabled mortality table	RRB 1944	RRB 1944
Disability entry table	Modified RRB 1944	Modified RRB 1944
Turnover table	Prudential	Prudential
Retirement age	First age with entitlement to one	First age with entitlement to one
	of the benefits	of the benefits
% active participants married at time	95%	95%
of retirement
Age difference between participants	Wives are 4 years younger than	Wives are 4 years younger than
and their spouses	husbands	husbands

For 2006 actuarial assessment, the general mortality table has been changed to AT-83 in replacement to GAM-1983 table reflects the increase in life expectancy of the population evaluated.

Number of active participants at December 31, 2006 - 16,681 (16,449 in 2005). Number of inactive participants at December 31, 2006 - 3,692 (3,326 in 2005).

The evaluation of “SABESPREV” costing plan is made by an independent actuarial expert, based on different assumptions than those adopted for purposes of ascertaining benefits to employees, as set forth in CVM Resolution no. 371. SABESPREV’s technical deficit at December 31, 2006 is R$ 491,391 (2005 - R$ 456,861). Calculation is substantially different as for the actuarial method in calculating risk benefits before retirement, with sharing to “SABESPREV” and capitalization for the purpose of meeting CVM Resolution no. 371. Another significant difference is the discount rate of 6% for “SABESPREV” and 12.32% nominal rate for CVM Resolution no. 371, resulting from the combination of a long-term inflation rate of 4% per year and actual interest rate of 8%.

As permitted by CVM Resolution No. 371, the Company has elected to recognize, beginning 2002, over a 5-year period, the actuarial liability of the pension and retirement plan of its employees, as of December 31, 2001, in the amount of R$ 266,074.

As provided for, the amount of past service cost is recorded as “Extraordinary Item”, net of tax effects, being presented in the statement of income for the year as follows:

	2006	2005

Extraordinary item	53,215	53,215
Deferred income and social contribution taxes	(18,093)	(18,093)

Net extraordinary item	35,122	35,122

Liabilities on December 31, 2001		266,074
Extraordinary item recorded for the period from 2002 to 2005		(266,074)

The Sponsor and the SABESPREV are in process of negotiation so that the technical deficit is resolved, by changing from the Defined Benefit Plan to Variable Contribution Plan. Management expects not to incur in additional costs resulting from the change of the referred plans.

14. PROFIT SHARING AND BONUS

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented. For 2005 it was considered the period from July 2005 to June 2006; for 2006, the period for goal assessment was changed to January through December, both with the payment of an amount corresponding to up to one month’s payroll, in conformity with pre-established goals.

In December 2005 the Company made an advance payment of R$ 22,906, equivalent to 50% of one month’s payroll. The payment of the remainder was made in August 2006 in the amount of R$ 25,082. The amount of R$ 54,128, referring to the period from January through December 2006, was paid in February 2007.

In 2006, the accrued amount corresponds to one and a half month’s payroll, in the amount of R$ 79,489.

The Company paid in November, 2006, bonus of R$ 31,035 referring to the performance evaluation for the year 2006.

15. PROVISIONS FOR CONTINGENCIES

(a)  Provisions with probable likelihood of loss:

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, labor, environmental, tax and other matters. The Company has accrued amounts deemed by its legal counsels and its management to be enough to cover probable losses. As of December 31, 2006 and 2005, these provisions are as follow, in accordance with the nature of the respective cases:

	2006	2005

Customer claims (i)	273,258	279,509
Contractor claims (ii)	168,547	194,357
Other civil claims (iii)	76,909	52,777
Tax claims (iv)	21,162	32,980
Labor claims (v)	71,213	28,576
Environmental claims (vi)	65,988	24,198

Subtotal	677,077	612,397
Escrow deposits	(19,525)	(4,069)

Total, net of escrow deposits	657,552	608,328

Current portion	2,294	28,520
Non current portion	655,258	579,808

Chenges to the provision for contingencies for the year ended in December 31, 2006 are demontraded below:

				Interests, Monetary Adjustment and
	Dec/05	Additions	Exclusions	Reversals	Dec/06

Customer claims	279,509	13,756	(18,592)	(1,415)	273,258
Contractor claims	194,357	1,819	(1,648)	(25,981)	168,547
Other civil claims	52,777	41,416	(23,152)	5,868	76,909
Tax claims	32,980	5,297	(17,229)	114	21,162
Labor claims	28,576	28,091	(4,244)	18,790	71,213
Environmental claims	24,198	45,370	(3,529)	(51)	65,988

Sub-total	612,397	135,749	(68,394)	(2,675)	677,077
Escrow deposits	(4,069)	(16,579)	1,123	-	(19,525)

Total	608,328	119,170	(67,271)	(2,675)	657,552

(b) Lawsuits with possible likelihood of loss

The lawsuits in course in administrative and judicial levels, in different courts, where the Company is the contrary party, considered by its legal counsels of possible likelihood of loss, not being, for this reason, provisioned in the financial statements, are distributed as follows:

	2006	2005

Customer claims (i)	789,300	690,000
Contractor claims (ii)	198,500	178,100
Other civil claims (iii)	141,600	116,900
Tax claims (iv)	104,900	246,300
Labor claims (v)	43,700	11,500
Environmental claims (vi)	192,400	211,200

Total	1,470,400	1,454,000

(i) Customer claims

Approximatly 980 customer claims were filed by business customers claiming that their tariffs should be equal to those of other categories of consumers and, consequently, claim the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and adverse, in several different court levels, and has recorded provisions for cases with probable risk of loss. In the year 2006, new customer claims were filed in the estimated amount of R$ 46.5 million, as well as revisions and adjustments of already existing suits in the amount approximately of R$ 52.8 million, for the cases assessed by the Company’s legal counsels as possible loss.

Lawsuits from municipalities to which the Company provides water in a wholesale basis are not included (note 5 (a(iv))).

(ii) Contractor claims

Certain construction service contractors have filled claims in court alleging underpayment of monetary adjustments, withholding of amounts relating to the effects of the Real Plan and economic-financial unbalance of the contract. These lawsuits are in progress in several different court levels, and provisions are recorded for cases with probable chance of loss.

(iii) Other civil claims

The Company is party to several civil claims related to indemnities for moral and material damages and loss of profits allegedly caused to third parties. In December 31, 2006 provisions were recorded in the amount of R$ 76,909 (R$ 52,777 in 2005) for claims which risk of loss was assessed as probable.

(iv) Tax Claims

Provisions for contingencies of tax nature refer mostly to questions related to tax collection, questioned in view of divergence in interpretation of the legislation by the Company’s legal counsels.

In 2006 the Federal Revenue Service, by means of a tax claim, verified the fulfillment, by the Company, of tax obligations related to the Income Tax of Legal Entities and Social Contribution on Net Profit for the fiscal year 2001, arriving at a tax credit of R$ 277 million. The Company promptly filed its contest and shall appeal the tax assessment in all administrative and judicial court levels. According to its legal counsels, approximately 90% of this administrative lawsuit is considered as remote loss and 10% as possible loss.

The Company filed a writ of mandamus against the revocation of the exemption from service tax in the Municipality of São Paulo, occurred by means of municipal law enacted in 2002. In April 2003, the request for concession of preliminary injunction was granted determining the suspension of the taxation. In May 2005 the lower court published a decision denying the injunction. In July 2005, Sabesp filed appeals aiming at maintaining the effectiveness of the injunction granted. There has not been a final decision about the question. The amount involved is estimated in R$ 70.0 million and the Company, based on its legal counsel’s assessment, classifies the risk of loss as possible.

The Company filed claims against the City Hall of Brangança Paulista and São Paulo due to the imposition of tax on the use of public areas for the installation of water and sewage networks related to the sanitation services provided to the municipalities. In the lawsuit filed against the City Hall of Bragança Paulista, a preliminary injunction has been granted to the Company suspending the imposition of this charge and preventing the City Hall from charging any current or future amounts with respect to this charge until there is a final decision of the merits of the cause. In June 2005, the Lower Court ruled in favor of the Company and the injunction was maintaned. The City Hall appealed against such decision, which is still pending a trial decision. With regards to the claim filed against the City Hall of São Paulo, the First Level Court issued a decision upholding the legality of this municipal tax. The Company appealed against the court’s decision. An approved law enacted the tax on use of public areas in the city of São Paulo. In April 2004, the Company filed a request for injunction seeking the suspension of the assessment by the municipality. The preliminary injunction was granted by the First Level Court and confirmed at the occasion of the pronounciation of the sentence, recognizing the collection to be undue. The City Hall filed an appeal recourse and awaits a decision by the superior court. The Company, based on its legal counsel assessment, has not recorded any provision resulting from this municipal tax.

(v) Labor claims

The Company is party to a number of labor proceedings, such as matters referring to overtime, health hazard, premium claims, prior notice period, job deviation, salary parity and others, with a major portion of the amounts claimed under provisional or final execution stage, in several different court levels, and thus are classified as probable loss, and duly provisioned for.

In October 6, 1989 the São Paulo Water, Sewage and Environment Service Workers Union - Sintaema filed a claim against the Company seeking the payment of salary differences arising from unhealthy work pay, from September 1987 thorugh February 1991. In December 19, 1997 the Superior Labor Court ruled against the Company. The Company appealed, however, the decision was maintened by the Superior Labor Court. Sitaema started the execution and the expert report was submitted on February 21, 2007 in the updated amount of R$ 28,313 thousand. The Company’s legal counsels assessed the risk of loss as probable and the related amount was recorded in December 31, 2006.

On January 9, 1990, the SINTAEMA Sintaema filed a lawsuit against the Company, claiming that the latter failed to pay certain benefits and that it would be obliged to the payment of fine to “SINTAEMA” under the terms of the collective salary escalation existing at the occasion. In July 31, 1992, the Labor Court issued a decision against the Company, but did not arbitrate losses and damages in favor of the Union at that time. Currently, the Company is negotiating with the Union the amount to be paid. Additionally, the Company filed an injunction that seeks judicial pronouncement in the sense that the fine imposed, reaching the updated amount of R$ 6,718, is excessive since it is much higher than the principal amount. The petition was denied by the court and the proceeding is currently waiting for final decision at the Superior Labor Court – “TST”.

(vi) Environmental Claims

Environment claims refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental - “CETESB” (Environment Sanitation Technology Company), seeking to impose fine for environmental damages allegedly caused by the Company.

Among other matters involving the State of São Paulo Public Attorney’s Office, the following are worthy of mention:

(A) On April 4, 2002, the Company was served process in a public action filed by the District Attorney´s Office of the Municipality of São Bernardo do Campo, aiming at repairing damages caused by reason of the mud discharge arising from the waste treatment facilities of the Company in current waters, as well as requesting the interruption of such discharge. An injunction has been granted determining that the Company suspended the mud discharge and assessing a daily fine in the amount of R$ 50,000.00 in case the Company does not comply with the provision of such injunction; however, such injunction was withdrawn. The trial court rendered an affirmative judgment to the Company, against which an appeal has been filed. The superior court decided against the Company and ordered it to stop dumping waste within one year from the date the decision is considered final, or to pay a daily fine of R$ 10,000.00, in addition to repairing the environmental damage caused. The Company legal counsels assessed the risk of loss as probable and the provision recorded represents the amount of R$ 141 (one hundred forty one thousand reais) reflecting the amount attributed to the cause; (B) Civil Public Action before the Paraguaçu Paulista courts of law (1ª Vara de Paraguaçu Paulista) seeking compensation and cessation of environmental damages allegedly caused by discharge of sewage “in natura” by the Company in Alegre River, located in the Municipality of Paraguaçu Paulista. The first instance judge ruled against the Company, requiring that it: (i) ceases the release of raw sewage into the Alegre River; (ii) invests in a water and sewage treatment facility in the municipality of Paraguaçu Paulista; and (iii) pays an indemnity for environmental damages arbitrated in the updated amount of R$ 168.9 million. The court decision determined, further, that the non-compliance with items (i) and/or (ii) above would subject the Company to the payment of daily fines. The Company filed an appeal against the trial court decision; however, the works necessary to meet items (a) and (b) above have their conclusion estimated to October 2007. On September 21, 2006, the Court of Justice of the State of São Paulo ruled against the Company’s appeal. Although the unfavorable decision by the Court of Justice of the State of São Paulo is not definitive, the Company is negotiating with the Public Prosecution Office of the State of São Paulo the terms and conditions of an agreement that shall result in the extinction of the legal suit. The first deals of the agreement resulted in an expectancy of future disbursements in the amount of R$ 20.7 million. In the last quarter of 2006, the basis of the agreement was expanded, being included new projects, which total the provision in the amount of R$ 33.6 million; (C) Civil Public Action against the Company and the Municipality of Cotia aiming at their mutual condemnation: (a) to the obligation to make consisting of stopping the discharge of sewage into Cotia River under penalty of daily fines; (b) inthe obligation to make it consistent and submit to previous treatment all sewages before their discharging into Cotia River, under penalty of daily fine and (c) to pay indemnities for environmental damages caused to the soil, hydric resources, surface and underground water that cannot be recovered. The First Level Court accepted the requests (a) and (c). In the decision settlement, the amount calculated by the judicial expert was R$ 5,787 as indemnification for environmental damages, an amount that is still under discussion and pending to be set up by the First Level Court. The Company’s legal counsels assessed the risk of loss as probable; (D) on February 25, 2003, a request for a preliminary injunction was filed for the Company to immediately refrain itself from disposing of sewage without due treatment, in the municipality of Lutécia, as well as for the purpose of determining that payments for water and sewage services by users thereof be deposited in court until the Company has fulfilled the necessary plan of investments in the water and sewage system of the municipality, in addition to daily fine in the amount of one thousand (1,000) minimum salaries in case of non-compliance with the award-making decision. After submission of an expert report, the Public Prosecutor Office requested the Company to be sentenced to pay the amount of R$ 119.6 million. The Company, considering the possibility of an eventual settlement with the Public Prosecutor Office, condemned the area and requested the respective environment licenses, being that its legal counsels assessed the risk of loss as possible; (E) in February 17, 2003 a civil public action has been filed before the Paraguaçu Paulista Courts referring to the municipality of Borá, of obligation to do and not do consisting of not discharging and let it be thrown, in any way, sewage without due treatment into Borá Brook, or in any other one in the municipality, as well as the obligation to do, consisting of investing into the sewage and water treatment system, performing immediately the necessary works for the proper sewage treatment. The anticipated tutelage has been denied. The judicial expert presented as indemnification for environmental damages the updated amount of R$ 48.1 million. The Company’s technical assistant presented impugnation to the expert’s report and there is still no decision. The Company carried out the works requested by Cetesb, in order to adequate the treatment to the legislation in force. Cetesb, after monitoring, has issued the Operating Permit under Provisional Title in August 25, 2006, valid until August 25, 2011. The Company’s legal counsels assessed the risk of loss as possible.

The Company is involved in other environmental processes in municipalities where it operates, arising from the discharge of waste without treatment, assessed as probable and possible risk of loss by its legal counsels. The amounts provisioned do not always represent the final amount to be disbursed as indemnification for alleged damages, taking into account the status in which the referred lawsuits are and Management’s impossibility to estimate the amounts of future disbursements in a reasonable way. On December 31, 2006 the total provisioned represents the amount of R$ 65,988 already contemplating those described on items (A), (B) and (C).

(vii) Other proceedings related to the Concession

On December 02, 1997, the Municipality of Santos enacted a law expropriating the Company’s water and sewage systems in that municipality. In response, the Company filed a petition for writ of mandamus added by a preliminary injunction against the enactment of the referred law, seeking the annulment thereof. The preliminary injunction was denied by the trial court. Such decision was further reversed by the State of São Paulo Court of Appeals, which granted the writ of mandamus suspending the effects of the referred law. The trial court judge rendered an affirmative judgment to the Company, against which an appeal was filed by the municipality of Santos. This decision has been maintained by the Second Court Level, however it is not final. Despite the pending action, the Company continues operating the water and sewage systems in the Municipality of Santos.

The Municipality of Sandovalina brought a lawsuit seeking to terminate the concession agreement entered into with the Company and to sentence the Company to pay contractual penalty as well as losses and damages for the supposed losses suffered by the Municipality on account of the absence of sewage treatment and for damages caused to streets. The preliminary injunction for immediate reversal of the treatment of water in the municipality was denied. The Company challenged the case and filed a counterclaim seeking the plaintiff to be sentenced to pay R$ 115 (one hundred fifteen thousand reais) relating to water supply in the period from December 1999 to August 2003, as well as to pay liquidated damages, without prejudice to losses and damages arising out of the Municipality having resumed the services. The Company presently continues to operate the water and sewage systems in the Municipality of Sandovalina and the case is in the discovery stage of the proceeding.

The Municipality of Itapira has declared the voidance of the concession contract and filed a repossession lawsuit, which was sentenced as not granted. Sabesp filed an appeal, which is still pending decision.

16. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, upon resolution of the board of directors.

In case of increase in capital stock, issuance of stock debêntures and/or subscription bonds by means of private subscription, the shareholders shall have the preemptive right in the proportion of the number of shares they might hold, observing the provisions of Article 171 of Law nr. 6,404/76.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares without par value as follows:

Shareholders		2006		2005
	Number of shares	%	Number of shares	%

Secretaria da Fazenda	14,313,511,867	50.26	14,313,511,871	50.26
Companhia Brasileira de Liquidação e Custódia	7,722,535,287	27.11	7,708,472,937	27.06
The Bank Of New York ADR Department (Equivalent to stock )(*)	6,415,657,250	22.53	6,430,069,500	22.58
Other	27,873,423	0.10	27,523,519	0.10
	28,479,577,827	100.00	28,479,577,827	100.00

(*)	each ADR equals 250 shares

(c) Dividends to shareholders

Shareholders are entitled to minimum mandatory dividend of 25% of the adjusted net profit calculated in conformity with Brazilian Corporate Law. No interests are accrued on approved dividends and the unclaimed amounts within 3 years from the Annual Shareholders’ Meeting which approved them are expired in favor of the Company.

The minimum mandatory dividends are calulated as follows:

(Adjusted)
Net income for the year	778,905
(-) Legal reserve 5%	38,946

Net income	739,959

Mandatory minimum dividend	184,988

The Company declared interest on shareholders’ equity, in lieu of dividends, in the amount of R$ 251,238, net of withheld income tax in the amount of R$ 19,603 in 2006. In 2005, the amount was R$ 324,461 net of income tax of R$ 23,755. Interest on shareholders’ equity was calculated in conformity with with article 9 of Law No. 9.249/95, at the Long-Term Interest Rate (TJLP); this interest was originally recorded in “Financial expenses” for income and social contribution tax purposes and subsequently, for presentation purposes, was reflected directly in “Shareholders’ equity”.

The amounts due to the major shareholder relating to the years 2004 to 2006 have not been paid, as mentioned in note 6.

(d) Capital reserves

Capital reserve comprises tax incentives and donations from government agencies and private entities, which amounted to R$ 27,870 during the year 2006 (R$ 13,529 in 2005).

(e) Profit Reserves

(i) Allocation of net income

	2006 (Adjusted)	2005

1 – Net income	778,905	865,647

(+) Revaluation reserve realization	102,272	89,449
(-) Interest on own capital	270,841	348,216
(-) Legal reserve 5%	38,946	43,282

Investment reserve	571,390	563,598

2 -Management will propose to transfer the balance of retained earnings in the amount of R$ 571,390 to the “Investment Reserve” account in order to meet the needs for investments out of own funds, as provided for in the Capital Budget.

(ii) Investment reserve

Investment reserve, specifically of the amount to be invested out of own funds, relating to the enlargement of the water supply and sewage systems.

17. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets:

Type of insurance	Insured amount - R$	Premium
Engineering risk	281,884	669
Fire	294,691	325
Civil liability - officers and employees	80,000	3,219
Civil liability - construction in progress	9,438	403
Civil liability - operations	1,500	160

The Company does not carry environmental and loss of profits insurances

18. FINANCIAL INSTRUMENTS AND RISK

In accordance with CVM Instruction No. 235/95, the Company determined the market values of its assets and liabilities based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates in order to produce the most adequate realization value. Consequently, the estimates presented do not necessarily indicate the amounts which can be realized in the current market. The use of different market approaches and/or methodologies could have a significant effect on the estimated market values.
Market values and book values of the financial instruments at December 31, 2006 are as follows:

	Book Value	Market Value	Unrealized Gain (Loss)

Financial investments (i)	248,088	248,088	-
Debentures (ii)	(1,309,265)	(1,010,003)	(299,262)
Loans and financing (ii)	(508,955)	(523,300)	14,345

	(1,570,132)	(1,285,215)	(284,917)

(a) Valuation of Financial Instruments

The main financial instruments, assets or liabilities of the Company, on December 31, 2006 are described as follows, as well as their valuation criteria:

(i) Financial Investments: The market value of these assets does not differ from the amounts demonstrated in the Company’s balance sheets.

(ii) Loans, Financings and debentures (5th issue, 2nd series; 6th issue, 2nd and 3rd series and 7th and 8th issues, 2nd series), with financial instruments with the same characteristics in the market, had the market value determined based on the discounted cash flow, using interest rates projections available. The remain loans and financings were not marked to market either for being financial instruments with exclusive characteristics (without corresponding ones in the market) or for not existing material difference between the market value and the book value for being indexed to the CDI which is a floating rate used in the market.

(b) Exchange rate risks

Exchange rate risk is the risk that the Company may incur losses due to exchange rate fluctuations, which could increase the liability balances and related financial expenses of loans and financing denominated in foreign currencies funded in the market and, consequently, the financial expenses. The Company does not enter into hedge or swap transactions, however, at times, it enters into forward exchange transaction and financial funding transactions to mitigate foreign currency exposure, taking advantage of opportunities in order to exchange them for less expensive debts, reducing the cost by means of advancing maturities.

A significant portion of the Company’s debt is denominated in foreign currency, primarily the US dollar and the Yen, totaling R$ 1,472,768 (note 10). The Company’s net exposure to the exchange rate risk at December 31, 2006 is summarized as follows:

	In thousands

	US$	Iene

Loans and financing	676,142	652,814

(c) Interest rate risks

This risk arises out of the possibility for the Company to incur losses due to interest rates fluctuations that would increase its financial expenses related to loans and financing. The Company has not entered into hedge agreements to mitigate such risk. The Company does, however, continually monitors market interest rates in order to evaluate the possible need to replace or refinance its debt. On December 31, 2006, the Company had loans and financing in the amount of R$ 1,283,197, at variable interest rates (CDI and TJLP).

Another risk faced by the company is that the monetary adjustments of its debts are not correlated to the accounts receivable. The Company’s related water and sewage tariff rates are not necessarily correlated with the increases in the interest rates and price-level restatement indexes associated with the Company’s debt.

(d) Credit Risk

The Company manages credit risk principally by selling to a geographically dispersed customer base.

19. GROSS REVENUE

	2006	2005

Metropolitan São Paulo	4,534,093	4,044,191
Regional systems	1,449,919	1,312,135

Total	5,984,012	5,356,326

(i) Comprises the municipalities served in the country side and coastal area of the State of São Paulo

20. OPERATING EXPENSES

	2006	2005

	(Adjusted)
Cost of sales and services:
Salaries and payroll charges	966,751	851,290
General supplies	117,872	105,333
Treatment supplies	104,466	98,823
Outsourced services	326,422	297,469
Electric power	446,974	421,319
General expenses	32,560	29,840
Depreciation and amortization	621,719	572,301

	2,616,764	2,376,375

Selling expenses:
Salaries and payroll charges	159,094	142,685
General supplies	5,276	6,632
Outsourced services	80,467	82,354
Electric power	768	941
General expenses	58,946	46,636
Depreciation and amortization	2,716	3,291
Bad debt expense, net of recoveries	411,918	255,292

	719,185	537,831

Administrative expenses:
Salaries and payroll charges	132,554	112,458
General supplies	4,574	3,973
Outsourced services	79,379	94,153
Electric power	1,119	1,250
General expenses	118,646	88,027
Depreciation and amortization	17,736	20,389
Tax expenses	33,399	29,334

	387,407	349,584

	2006	2005

	(Adjusted)
Selling and administrative costs and expenses:
Salaries and payroll charges	1,258,399	1,106,433
General supplies	127,722	115,938
Treatment supplies	104,466	98,823
Outsourced services	486,268	473,976
Electric power	448,861	423,510
General expenses	210,152	164,503
Depreciation and amortization	642,171	595,981
Tax expenses	33,399	29,334
Bad debt expense, net of recoveries	411,918	255,292

	3,723,356	3,263,790

Financial expenses:
Interest and other charges on loans and financing - local currency	517,547	526,585
Interest and other charges on loans and financing - foreign currency	121,194	141,844
Interest on shareholders’ equity (note 16 (e))	270,841	348,216
Interest on shareholders’ equity (reversal)	(270,841)	(348,216)
Other expenses on loans and financing	7	1,825
Income tax on remittances abroad	12,564	9,450
Other financial expenses	38,642	35,574
Monetary variations on loans and financing	86,594	80,411
Other monetary and foreign exchange variations	10,937	1,611
Provisions	(2,675)	76,482

	784,810	873,782

Financial income:
Monerary variation	28,475	34,803
Income from financial investments	50,882	32,292
Sale of third parties shares	207	-
Interest	46,383	48,368
Other	-	44

	125,947	115,507

Financial result, net	658,863	758,275

Foreign exchange, net
Exchange variations on loans and financing	(96,071)	(312,116)
Foreign exchange income	473	845
	(95,598)	(311,271)

21. OPERATING INCOME PER SEGMENT

The Company reports 2 identifiable segments: (i) water supply systems; and (ii) sewage collection systems.

		2006

	Water system	Sewage system	Consolidated

	(Adjusted)	(Adjusted)	(Adjusted)

Gross revenue from sales and services	3,093,122	2,530,796	5,623,918
Gross sales revenue - wholesale revenues	265,298	1,870	267,168
Other sales and services	60,738	32,188	92,926

	3,419,158	2,564,854	5,984,012
Gross revenues deductions	(241,885)	(214,794)	(456,679)

Net revenue from sales and services	3,177,273	2,350,060	5,527,333
Cost of sales and services and operating expenses	(2,460,178)	(1,263,178)	(3,723,356)

Operating profit before financial expenses and foreign exchange result,
net	717,095	1,086,882	1,803,977

		2005

	Water system	Sewage system	Consolidated

Gross revenue from sales and services	2,771,633	2,256,857	5,028,490
Gross sales revenue - wholesale revenues	241,209	-	241,209
Other sales and services	57,034	29,593	86,627

	3,069,876	2,286,450	5,356,326
Gross revenues deductions	(213,394)	(189,569)	(402,963)

Net revenue from sales and services	2,856,482	2,096,881	4,953,363
Cost of sales and services and operating expenses	(2,205,146)	(1,058,644)	(3,263,790)

Operating profit before financial expenses and foreign exchange result,
net	651,336	1,038,237	1,689,573

22. MANAGEMENT COMPENSATION

Compensation paid by the Company to the members of its board of directors and Management totaled R$ 3,084 and R$ 2,104 for the years ended December 31, 2006 and 2005, respectively.

23. COMMITMENTS

(i) Leases

Administrative operating leases and property leases already contracted require the following minimum payments, as follows:

2007	6,568
2008	3,494
2009	270
2010	4
2011	58

TOTAL	10,394

Lease expenses for the years ended December 31, 2006 and 2006 were R$ 9,810 and R$ 9,505, respectively.

(ii) Take-or-pay contracts

The Company has entered into long-term take-or-pay-contracts with electric power providers. The main amounts of contracts of such type are shown as follows:

2007	209,506
2008	177,333
2009	167,616
2010	169,548
2011	175,009
2012	146,244

TOTAL	1,045,256

Electric power expenses for the years ended December 31, 2006 and 2005 were R$ 449,089 and R$ 423,814, respectively.

24. SUBSEQUENT EVENT

Program Contract with the Municipality of Lins.

Federal Law nr. 11,107 of April 2006 created the “Program Contract” as the legal instrument to the set up of obligations related to the transfer of public services between the entities of the Federation. This new juridical model is called associated management. The cooperation agreement is the juridical instrument able to discipline the associated management of public services, according to the provisions of article 241 of the Federal Constitution.

Thus, authorized by the cooperation agreement between the municipality of Lins and the State of São Paulo, Sabesp formalized, in January 26, 2007, the program contract with this municipality, which objective is the provision of services of water supply and sanitary sewage for 30 years, being extendable for an equal period. By the agreement, it is attributable to the State of São Paulo, through the Secretary of Sanitarion and Energy, to establish the targets and define the basic sanitation policy in the State of São Paulo, incorporating the specific targets expected for the Municipality. The compensation system of the services will be by means of tariff, to be set up by the Municipality and it shall be revised, when necessary, to insure the economic-finantial balance of the contract.

All assets and rights pre-existing to the contract as well as those acquired during its term integrate the services of water supply and sanitary sewage. The pre-existing amounts invested by Sabesp referring to the assets reversible by force of the concession contract terminated in 2005 remain as its property and they shall be indemnified by the municipality, in case of extinction of the present contract, when the assets will be transferred to the municipality and, then, the amount of indemnification, at the time of extinction, shall be set up. The new reversible assets shall be amortized within the period of the contract and they shall be indemnified by the municipality to Sabesp, in case of the extinction of the contract before it matures.

Grouping of Shares - Supervinient Fact

The Shareholders’ Meeting held on April 30, 2007 approved the proposal to effectuate the reverse share split. The shares started being grouped in the proportion of 125 (one hundred and twenty-five) shares for 1 (one) share, and, as of June 4, 2007 they started to be negotiated in Reais per share. The capital stock started being represented by 227,836,623 registered common book-entry shares, with no par value, remaining unchanged the amount of Sabesp’s capital stock.

Simultaneously to the reverse share split, the American Depositary Receipts (ADR’s) started being negotiated in the proportion of 1 (one) ADR per each 2 (two) shares.

25. SUPPLEMENTAL INFORMATION

a) Statement of Cash Flow

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with Brazilian Corporate Law and has been presented in accordance with International Accounting Standards (IAS) No. 7 - “Cash Flow Statements”.

	Note	2006	2005

		(Adjusted)
Cash flow from operating activities:
Net income for the year		778,905	865,647

Adjustments to reconcile net income:
Deferred taxes and contributions		(8,473)	(32,470)
Provisions for contingencies		144,480	143,586
Reversal of provision for losses		(8,819)	-
Other provisions		7,504	-
Pension obligation		60,070	68,665
Write-off of property, plant and equipment	8(b)	47,807	19,051
Write-off of deferred assets		5,195	6,700
Write-off of investments		20	4,360
Gain in the sale of fixed assets		(1,294)	-
Depreciation and amortization	20	642,171	595,981
Interests calculated on loans and financing payable		619,909	677,921
Monetary and foreign exchange variation on loans and financings		(9,477)	(230,797)
Monetary variation on interest on shareholders’ equity		-	715
Interests and monetary variation expenses		17,646	24,852
Interest and monetary variation income		(16,549)	(21,343)
Bad debt expense		411,918	255,292

Adjusted Net Income		2,691,013	2,378,160

Changes in Working Capital:
Customers accounts receivable		(325,581)	(236,959)
Transactions with related parties		(49,603)	(154,142)
Inventories		(12,851)	(6,466)
Taxes recoverable		(30,729)	509
Other accounts receivable		3,475	8,756

Change in Non-current Assets
Accounts receivable from customers		(133,243)	(122,935)
Transactions with related parties		(101,740)	(96,388)
Escrow deposits		(21,012)	(19,609)
Other accounts receivable		(18,146)	(4,944)

Change in Current Liabilities:
Suppliers		50,176	8,950
Payroll and related charges		60,416	10,061
Interests on shareholders’equity payable		-	(727)
Taxes and contributions Payable		(43,899)	(50,064)
Services received		45,293	34,609

	Note	2006	2005

		(Adjusted)
Other obligations		(6,834)	74,995
Contingencies		(79,801)	(13,921)
Pension Fund		(15,416)	(14,283)
Change in non-current liabilities
Other obligations		9,306	(58,027)

Cash flow from operating activities		2,020,824	1,737,575

Cash flow from investment Activities:
Purchase of property, plant and equipment		(842,454)	(638,372)
Increase in intangibles		(12,630)	(4,748)
Sale of property, plant and equipment		7,837	-
Increase in deferred asset		(2,789)	(106)

Net cash from in investment activities		(850,036)	(643,226)

Cash flow from financing activities
Loans and Financing - Long Term
Funds raised		706,774	1,153,479
Repayments		(1,660,482) )	(1,991,370
Payment of interest on shareholders’ equity		(169,047)	(81,842)

Net cash used in financing activities		(1,122,755)	(919,733)

Increase in cash and cash equivalents		48,033	174,616
Cash and cash equivalents at the beginning of the year		280,173	105,557
Cash and cash equivalents at the end of the year		328,206	280,173
Change in cash and cash equivalents		48,033	174,616

Supplementary cash flow information:
Interests and fees paid on loans and financings		637,989	701,641
Capitalization of interests and financial charges	8(c)	5,784	4,335
Income tax and social contribution paid		404,272	359,826
Property, plant and equipment received as donations	16(d)	27,870	13,529
Cofins and Pasep paid		440,883	378,932
Settlement of accounts		--	(715)

b) Value Added Statement - DVA
	2006	%	2005	%
	(Adjusted)
1 - Revenues
1.1) Sales of goods, products and services	5,984,012		5,356,326
1.2) Writte-off of receivables/Bad-debt expenses	(411,918)		(255,292)
1.3) Non operating	(48,638)		(23,800)
	5,523,456		5,077,234
2 - Raw materials purchased from third parties

2.1) Consumed raw-material	104,466		98,823
2.2) Cost of goods and services sold	911,569		842,880
2.3) Supplies, eletric power, third parties’ services and others	341,367		315,983
	1,357,402		1,257,686

3 - Gross Value Added (1-2)	4,166,054		3,819,548

4 - Deductions (Depreciation/ Amortization)	642,171		595,981

5 - Net Value Added Produced by the Entity (3-4)	3,523,883		3,223,567

6 - Amounts Paid by Third Parties
6.1) Financial Income	125,474		114,662

7 - Total Value Added to be Distributed (5+6)	3,649,357	100.0	3,338,229	100.0

Value Added Distribution

- Labor Remuneration	1,144,264	31.4	1,010,595	30.3

- Salaries and Payroll Charges	1,009,307	27.7	898,642	27.0
- Employees’ Profit Sharing	75,974	2.1	44,292	1.3
- Retirement and Pension Plan	58,983	1.6	67,661	2.0

- Government Remuneration	1,035,912	28.4	895,548	26.8

- Federal	1,032,702	28.3	892,859	26.7
- State	2,014	0.1	1,789	0.1
- Municipal	1,196	0.0	900	0.0

- Third party’ capital remuneration	690,276	18.9	566,439	17.0

- Interests	676,175	18.5	552,216	16.5
- Leases	14,101	0.4	14,223	0.5

- Interests on shareholders’ equity and dividends	270,841	7.4	348,216	10.4

- Retained earnings	508,064	13.9	517,431	15.5

26. RESTATEMENT OF THE FINANCIAL STATEMENTS

After the disclosure of the financial statements as of the year ended on December 31, 2006, published on April 25, 2007, the Company, in the process of analysis and reconciliation of the accounting balances of the ledger account “unidentified collections”, belonging to the Accounts Receivable group, reached the conclusion about the need to make an adjustment in the balance of such account in the amount of R$ 93,758. The adjustment was recorded against income for the year 2006, as a debit to the Sales Expenses account, due to the impossibility to accurately identify the accrual period of the amounts that resulted in the accumulated difference.

The effects of this adjustment to the financial statements as of the year ended on December 31, 2006 are as follows:

	2006

	Previously
	Presented	Restated

Balance Sheet
Current Assets – Accounts Receivable from	1,205,047	1,111,289
Customers
Shareholders’ Equity	9,112,240	9,018,482

Statement of Income
Current Year’s Net Profit	872,663	778,905

Statements of Cash Flow
Decrease in Net Working Capital	51,774	145,532

Value Added Statement - DVA
Retained Earnings	601,822	508,064

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of the COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SAO PAULO - SABESP, under-signed, within their legal attributions and responsibilities, have proceeded to the examination of the Financial Statements, of the Annual Report from Management and the Proposal for Destination of Profit referring to the fiscal year ended on December 31, 2006, and, based on the analysis made, in additional clarifications made by the Management, including by the Audit Committee, considering, further, the text described in the Explanatory Note Nr. 26 to the Financial Statements and the Report of the Independent Auditor’s Opinion, Deloitte Touche Tohmatsu, dated March 30, 2007, and with regards to the Explanatory Note Nr. 26, of June 21, 2007, having in view its paragraphs 5 and 6, they have concluded that the documents analyzed, in all their relevant aspects, are fairly presented, reason why the are of favorable opinion to forward them for resolution of the General Shareholders’ Meeting.

Sao Paulo, March 30, 2007 and June 27, 2007, specifically with regards to the Explanatory Note Nr. 26.

MARIA DE FÁTIMA ALVES FERREIRA

JOAO CARLOS ARAUJO DOS SANTOS

SANDRA MARIA GIANNELLA

ATÍLIO GERSON BERTOLDI

JORGE MICHEL LEPELTIER

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Companhia de Saneamento Básico
do Estado de São Paulo - SABESP

Financial Statements for the Years Ended
December 31, 2006 and 2005 and
Independent Auditors’ Report -
Restated

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.   We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2.   Our audits were conducted in accordance with auditing standards in Brazil and comprised:
(a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.   In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2006 and 2005, and the results of its operations, the changes in shareholders’ equity, and the changes in its financial position for the years then ended in conformity with Brazilian accounting practices.

4.   Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1 taken as a whole. The accompanying statements of cash flows and value added are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with Brazilian accounting practices. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements for the years ended December 31, 2006 and 2005 taken as a whole.

5.   As mentioned in Note 6, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government. Due to the present stage of the negotiations between the Company and the State of São Paulo Government, it is not possible to determine the outcome of this matter. The conclusion of these negotiations may result in a change to the amount recorded by the Company as reimbursable from the State of São Paulo Government.

6.   We had previously issued an opinion on the financial statements for the year ended December 31, 2006, dated March 30, 2007, containing a scope limitation regarding the balance of the caption “Unidentified Collections”, included in the account group “Accounts Receivable”, as the reconciliation work had not been concluded. As mentioned in note 26, Company’s management concluded the reconciliation of this account and identified the need for an adjustment in the amount of approximately R$93 million, which was made in the income for 2006, as charge to the caption “Selling Expenses”. The effects of this adjustment are disclosed in the referred note.

7.    The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 30, 2007, except for note 26, as to which the date is June 21, 2007.

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 11, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.